Exhibit 99.1

EQUINOX GOLD

2026 ANNUAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

2026 Annual Meeting of Shareholders

Letter from the Chair

Dear Fellow Shareholders,

Since our inception at the end of 2017, Equinox Gold’s objective has been clear: to build a large, diversified gold producer with a strong production base, long-life assets and a substantial gold endowment that provides massive leverage to higher gold prices. In 2025 we took major steps toward realizing that vision, marked by a successful merger with Calibre Mining Corp., strong operational performance at our mines, and a series of strategic transactions that strengthened our balance sheet and sharpened our focus on our highest-quality assets.

In June 2025, Equinox Gold completed its business combination with Calibre, creating a larger Americas-focused gold producer with a portfolio of operating mines anchored by two long-life Canadian assets: the Greenstone Gold Mine in Ontario and the Valentine Gold Mine in Newfoundland and Labrador. The combination brought together complementary teams and operating platforms and positioned the Company as one of the largest gold producers based in Canada, with significant production and exploration potential across the Americas.

Calibre’s operations in Nicaragua and the commissioning and ramp-up of the Valentine Gold Mine significantly bolster our foundation. Together with Greenstone and our other operating mines, these assets position Equinox Gold to generate substantial cash flow and maintain a production profile that places us among the larger gold producers globally.

We also took decisive steps in 2025 to optimize our portfolio and strengthen our balance sheet. We completed the sale of the Pan Mine and other Nevada assets, and, at year-end, we announced the sale of our Brazil operations for total consideration of up to $1.015 billion. These transactions simplified our asset base and enabled the Company to reduce debt by more than $1.1 billion, lowering interest costs and improving financial flexibility.

Today, Equinox Gold has a more focused portfolio of long-life assets across the Americas. Our core operations include Greenstone and Valentine in Canada, Mesquite in California, and Limon and Libertad in Nicaragua, supported by a strong pipeline of development and expansion opportunities including Castle Mountain Phase 2 in California and the potential future development of Los Filos in Mexico. As Greenstone and Valentine continue to ramp up toward nameplate capacity, we expect these mines to form the foundation of strong production, solid margins and growing free cash flow for many years to come.

With a stronger balance sheet and increasing cash flow from our new Canadian mines, the Company is entering a new phase in its development. I am especially delighted with our announcement in early 2026 of our inaugural dividend, reflecting our commitment to balancing disciplined growth with returns to shareholders.

None of these achievements would be possible without the dedication and professionalism of our employees and contractors, who work every day to operate our mines safely and responsibly. On behalf of the Board of Directors, I would also like to thank the communities where we operate, our Indigenous and government partners and our shareholders for their continued support as we continue building a leading Americas-focused gold producer.

Equinox Gold is well positioned for the future. With a strengthened balance sheet, a portfolio of long-life assets and a clear pathway for continued growth, we have a solid foundation for delivering sustainable long-term value for our shareholders.

Thank you for your ongoing support.

“Ross Beaty”

Chair

March 23, 2026

2026 Annual Meeting of Shareholders

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
When Thursday, May 7, 2026 1:30 p.m. (Pacific Time)	Where 1133 Melville Street, Suite 3500 Vancouver, British Columbia, Canada and online at: https://meetnow.global/MFXHRPJ

NOTICE IS GIVEN that the annual meeting (Meeting) of the holders (Shareholders) of common shares (Shares) in the capital of Equinox Gold Corp. (Company or Equinox Gold) is scheduled to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada and online on May 7, 2026 at 1:30 p.m. (Pacific Time), where Shareholders will be asked to:

1.	receive the audited consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024, together with the report of the auditor thereon;

2.	set the number of directors to be elected at the Meeting to ten (for further information, please see the section entitled “Business of the Meeting – Board Size” in the Circular);

3.	elect ten director nominees to serve on Equinox Gold’s board of directors (for further information, please see the section entitled “Business of the Meeting – Elect Directors” in the Circular);

4.	appoint KPMG LLP, Chartered Professional Accountants as Equinox Gold’s auditor and to authorize the directors to set the auditor’s pay (for further information, please see the section entitled “Business of the Meeting – Appointment and Remuneration of Auditor” in the Circular); and

5.	approve the non-binding advisory resolution on executive compensation (for further information, please see the section entitled “Business of the Meeting – Advisory Resolution on Executive Compensation” in the Circular).

Equinox Gold’s board of directors has approved the contents of this notice and management information circular dated March 23, 2026 (Circular), and the sending of this notice and Circular to the Shareholders, each of the Company’s directors and its auditor. Equinox Gold is using the notice and access method for delivering this notice and meeting materials to Shareholders. This notice, the Circular and other meeting materials are available for review and download on Equinox Gold’s website at https://www.equinoxgold.com/shareholder-events/ and under Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read the Circular carefully. You are eligible to vote your Shares if you were a Shareholder of record at the close of business on March 16, 2026 (Record Date). Exercising your right to vote gives you a voice in how Equinox Gold shapes its governance practices and strategy. We encourage you to vote and provide feedback.

Shareholders can attend the Meeting in person or online and can vote in person, by proxy or online at the Meeting. Shareholders will have an equal opportunity to participate in the Meeting, regardless of whether they are attending in person or online. See “Meeting and Voting Information” beginning on page 8 of the Circular for detailed information on how to attend, participate in and vote at the Meeting.

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2026 Annual Meeting of Shareholders

Registered Shareholders

Registered Shareholders will receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Investor Services Inc. (Computershare), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 1:30 p.m. (Pacific Time) on May 5, 2026 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at their sole discretion, without notice.

Beneficial Shareholders

Beneficial Shareholders who hold their Shares registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (Intermediaries) may receive certain other materials from their Intermediary, such as a voting instruction form, to vote their shares. If you are a beneficial Shareholder and receive these materials through your broker or other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other Intermediary.

Questions

Equinox Gold has retained Laurel Hill Advisory Group (Laurel Hill) to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about Equinox Gold, the meeting materials or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (International), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by emailing assistance@laurelhill.com.

By order of the Board of Directors

“Jacqlin Anthony”

General Counsel and Corporate Secretary

March 23, 2026

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2026 Annual Meeting of Shareholders

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

Page

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	i

GENERAL MATTERS	5

Information Contained in this Circular	5
Forward-looking Information	5
Notice and Access	6
Non-IFRS Financial Measures	7

MEETING AND VOTING INFORMATION	8

Solicitation of Proxies	8
How to Vote	8
Registered Holders	9
Beneficial Holders	12
Additional Details	14

BUSINESS OF THE MEETING	16

Receive our Financial Statements and the Auditor’s Report	16
Board Size	16
Elect Directors	16
Appointment and Remuneration of Auditor	29
Advisory Resolution on Executive Compensation	30
Other Business	30

CORPORATE GOVERNANCE OVERVIEW	31

ABOUT THE BOARD	32

Independence	33
In Camera Meetings	33
Position Descriptions	33
Nomination of Directors	34
Director Term Limits and Retirement	34
Board Composition and Experience	34
Board Education	35
Board and Director Assessments	36
Diversity Policy	36
Director Share Ownership	37
Board Interlocks	37

COMMITTEES OF THE BOARD	38

Audit Committee	38
Compensation and Nomination Committee	39
Environment, Social and Governance Committee	40

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	41

Compensation Overview	41
Transformational Year for Equinox Gold	42
Operational and Strategic Milestones in 2025	42
Leadership Changes in 2025	43
Named Executive Officers	43

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2026 Annual Meeting of Shareholders

2025 Compensation Decisions	43
2025 Compensation Outcomes	44
Executive Compensation Philosophy and Objectives	44
Compensation Risk Management	45
Compensation Governance	46
Use of Compensation Consultants	47
Benchmarking	48
Components of NEO Compensation	49
NEO Share Ownership	56
Trading Restrictions	57
Share Price Performance and Performance Graph	57
Summary Compensation Table	58
LTI Awards	60
Value Vested or Earned During the Year Ended December 31, 2025	61
Options Exercised during the Year Ended December 31, 2025	61
Securities Authorized for Issuance under Equity Compensation Plans	61
Share-based Awards	62
Annual Burn Rate Under Equity Compensation Plans	63
Employment, Consulting and Management Agreements	64
Termination and Change of Control Benefits	64
Pension Plan Benefits	66

DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	67

Value Vested or Earned During the Year Ended December 31, 2025	69
Loans to Directors	69

OTHER INFORMATION	69

Audit Committee Disclosure	69
Shares and Principal Shareholders	70
Management Contracts	71
Interest of Certain Persons in Matters to be Acted Upon	71
Indebtedness of Directors and Executive Officers	71
Interest of Informed Persons in Material Transactions	71
Shareholder Rights	71
Additional Information	71

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2026 Annual Meeting of Shareholders

MANAGEMENT INFORMATION CIRCULAR

Dated March 23, 2026

GENERAL MATTERS

Date of Information Unless otherwise indicated, all information contained in this management information circular (Circular) is as of the Record Date, March 16, 2026.

Currency

The Company’s functional currency is United States (U.S.) dollars. All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in U.S. dollars. Unless otherwise stated, any U.S. dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

•    March 16, 2026 (Record Date): US$1.00 = C$1.37

•    December 31, 2025: US$1.00 = C$1.37

•    December 31, 2024: US$1.00 = C$1.44

•    December 29, 2023: US$1.00 = C$1.32

Information Contained in this Circular

This Circular describes the business of the annual meeting (the Meeting) of shareholders (the Shareholders) of Equinox Gold Corp. (Equinox Gold or the Company), items to be voted upon and the voting process. Additionally, this Circular provides information about Meeting matters, including Equinox Gold’s directors, auditor, executive and director compensation, corporate governance and other matters. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Forward-looking Information

This Circular and the documents incorporated by reference herein contain certain statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and section 21E of the 1934 Act, as amended, and forward-looking information within the meaning of applicable Canadian securities laws, including, without limitation, financial and business prospects and financial outlooks, which may be forward-looking plans and intentions, growth, results of operations, performance and business prospects and opportunities (collectively, Forward-looking Information). All statements other than statements of historical fact may be Forward-looking Information. Forward-looking Information contained in this Circular is based on expectations, estimates and projections as of the date of this Circular and include, without limitation: statements made in the “Letter from the Chair”; statements relating to the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operational performance, including shareholder returns; expectations for Greenstone and Valentine operations, including achieving design capacity; the declaration and payment of future dividends; the Company’s ability to improve cash flow; the Company’s liquidity and future cash requirements; and the conversion of Mineral Resources to Mineral Reserves.

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2026 Annual Meeting of Shareholders

Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; stable gold prices and input costs; availability of funding; accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those identified in the section “Risks Related to the Business” in the Company’s most recently filed Annual Information Form, together with the risks identified in the section “Risk Factors” in the Company’s MD&A for the most recent fiscal year end, both of which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca (SEDAR+) and on EDGAR at www.sec.gov/edgar (EDGAR). Forward-looking Information reflects management’s current expectations for future events and is subject to change.

Except as required by law, Equinox Gold does not undertake any obligation to publicly update or revise any Forward-looking Information. All Forward-looking Information contained in this Circular is expressly qualified by this cautionary statement and those made in each of Equinox Gold’s filings with Canadian and U.S. securities regulatory authorities that are expressly incorporated by reference herein.

Notice and Access

Equinox Gold is using the notice and access process (Notice and Access) provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for delivery of the notice of meeting and Circular for the year ended December 31, 2025 (collectively, the Meeting Materials) to registered and beneficial Shareholders. Equinox Gold has adopted the Notice and Access delivery process to further its commitment to environmental stewardship and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice containing details of the Meeting date, location, and purpose, as well as information on how to access the Meeting Materials electronically. Only Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Company is not using a procedure known as “stratification” in relation to its use of Notice and Access. Stratification occurs when a reporting issuer provides a paper copy of the Circular to select shareholders along with the Notice and Access notification. In relation to the Meeting, all Shareholders will receive the required documentation under Notice and Access and Shareholders will not receive a paper copy of the Circular unless requested.

Shareholders without pre-existing instructions to receive printed materials may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to the shareholder for up to one year from the date this Circular is filed on SEDAR+ and EDGAR. To request a paper copy of the Meeting Materials, please contact Equinox Gold by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America toll free) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com. To receive the Meeting Materials in advance of 1:30 p.m. (Pacific Time) on May 5, 2026 (the Proxy Deadline) and in advance of the Meeting date, Equinox Gold must receive requests for printed copies of the Meeting Materials at least five business days in advance of the Proxy Deadline.

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2026 Annual Meeting of Shareholders

Non-IFRS Financial Measures

The financial statements of Equinox Gold and historical financial information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards (IFRS).

This Circular and certain of the documents incorporated by reference refer to certain supplementary measures that are not defined by IFRS but are used by Equinox Gold to analyze and evaluate the results of Equinox Gold’s business and as benchmarks for performance. The Company provides such non-IFRS measures because it believes that certain investors use them to evaluate the Company’s performance. However, such measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Such non-IFRS measures include cash costs, cash costs per ounce (oz) sold, all-in sustaining costs (AISC) and AISC per oz sold.

Cash costs and cash costs per oz sold are non-IFRS measures. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver by-product credits as the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

AISC per oz sold is a non-IFRS measure. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization, and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. AISC includes only mine site general and administrative costs and does not include corporate general and administrative costs.

For additional information regarding non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see “Non-GAAP Financial Measures” in the Company’s management’s discussion and analysis for the year ended December 31, 2025, which is available on SEDAR+ and EDGAR and is incorporated by reference in this Circular.

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2026 Annual Meeting of Shareholders

MEETING AND VOTING INFORMATION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting scheduled to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada and online at https://meetnow.global/MFXHRPJ on May 7, 2026 at 1:30 p.m. (Pacific Time) and any adjournment or postponement thereof, for the purposes set out in the notice of meeting.

You are entitled to vote at the Meeting if you held common shares of Equinox Gold (Shares) as of the close of business on March 16, 2026 (Record Date). Each Share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

Equinox Gold has retained Laurel Hill Advisory Group (Laurel Hill) to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about Equinox Gold, the Meeting Materials or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (International), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by emailing assistance@laurelhill.com.

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Equinox Gold for use at the Meeting for the purposes set forth in the accompanying notice of meeting.

Equinox Gold has retained Laurel Hill to assist in the solicitation of proxies from Shareholders for the Meeting. Laurel Hill may contact shareholders by telephone, email and other permitted means to remind them to vote, answer questions regarding voting procedures and assist with the collection of voting instructions. Equinox Gold has agreed to pay Laurel Hill a program management fee of $45,000, plus reasonable out-of-pocket expenses, for these services. All costs of the solicitation for the Meeting will be borne by Equinox Gold.

Equinox Gold is not aware of any items of business to be considered at the Meeting other than as set out in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the Shares represented thereby in accordance with their best judgment on such matter.

How to Vote

How you can vote depends on if you are a registered shareholder or a non-registered (beneficial) shareholder. The different voting options are summarized below, and more detail is provided in the following section.

Please follow the appropriate voting option based on whether you are a registered or non-registered shareholder.

•	You are a registered shareholder (Registered Shareholder) if your name appears on your share certificate, or your Shares are registered in your name with Computershare.

•	You are a non-registered (beneficial) owner (Beneficial Shareholder) if your Shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (Intermediary).

If you are unsure whether you are a Registered Shareholder or a Beneficial Shareholder, please contact Computershare by phone at 1-800-564-6253 (North America toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

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2026 Annual Meeting of Shareholders

Registered Holders

Voting by Proxy

Voting by proxy is the easiest way to vote. By using one of the methods outlined below to vote by proxy, you are authorizing your proxyholder to vote your Shares at the Meeting, or to withhold your vote, according to your instructions. Darren Hall, Chief Executive Officer (CEO) of Equinox Gold, and Peter Hardie, Chief Financial Officer (CFO) of Equinox Gold, have agreed to act as the Equinox Gold management proxyholders for the Meeting (the Management Nominees). If you appoint the Management Nominees but do not provide instructions on how to vote, your Shares will be voted FOR each of the items of business currently proposed for the Meeting.

Unless otherwise noted, the following instructions assume you are appointing the Management Nominees as your proxy.

If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as they see fit. It is important that you provide voting instructions with your proxy form.

A proxy form will not be valid unless it is dated and signed by you, as the Registered Shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a Registered Shareholder who is a company or an association, your proxy form should have the seal of the company or association, if applicable, and must be executed by a duly authorized officer or an attorney.

If a proxy form is executed by an attorney for a Registered Shareholder who is an individual, or by an officer or attorney of a Registered Shareholder who is a company or association, the relevant attorney or officer must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with the proxy form.

Your vote must be registered, either by registering your proxy vote by phone or by internet or by depositing your completed proxy form with Computershare by the Proxy Deadline, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting.

If you are appointing someone other than the Management Nominees as your proxyholder to vote at the Meeting online, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline, they will not receive an invitation code to participate in the Meeting online. Instructions on how to register your proxyholder are provided below. Computershare will email proxyholders their invitation code after the Proxy Deadline has passed. Management Nominees do not need to be registered.

Internet

If you are using a smartphone, scan the QR code on your proxy form and follow the instructions on the screen. If you vote using the internet, go to www.investorvote.com and follow the instructions on screen. Your 15-digit control number is in the bottom left corner of the first page of your proxy form.

Telephone

Call 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America) from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which is in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Nominees (as defined in the Circular) as your proxyholder.

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2026 Annual Meeting of Shareholders

Mail or courier

Complete your proxy form, sign, and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Appointing another person to attend the Meeting and vote your Shares on your behalf

You can appoint a person other than the Management Nominees to attend the Meeting, either in person or online, and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Nominees in your proxy form and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be a Shareholder. Complete your voting instructions, sign, and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

To participate in the Meeting online, your appointed proxyholder must be registered to attend. If you do not register your proxyholder, your proxyholder will not receive an invitation code to participate in the Meeting online.

To register your proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Pacific Time) on May 5, 2026 and provide Computershare with your proxyholder’s contact information, including an email address, so that Computershare can provide your proxyholder with an invitation code.

How your Equinox Gold Shares will be Voted

Shares represented by a properly executed proxy form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Shareholder and where a choice with respect to any matter to be acted upon, such Shares will be voted accordingly. In the absence of such direction, Shares represented by a proxy in favour of the management designees named therein will be voted:

✓	FOR determining the number of directors to be elected to Equinox Gold’s Board to be ten

✓	FOR the election of each director nominee

✓	FOR the appointment of KPMG LLP as Equinox Gold’s auditor and authorizing the directors to fix their remuneration

✓	FOR approving the non-binding advisory resolution on executive compensation

The proxy form, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed as proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of meeting, and with respect to other matters which may properly come before the Meeting. As at the date hereof, management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

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2026 Annual Meeting of Shareholders

Voting at the Meeting in Person

Registered Shareholders and duly appointed proxyholders can vote at the Meeting.

If you are a Registered Shareholder and want to vote in person at the Meeting, you do not need to complete or return your proxy form, as you will cast your vote in person at the Meeting.

However, even if you are planning to attend the Meeting in person, we still recommend that you vote in advance by proxy so that your vote will be counted if you are subsequently unable to attend the Meeting. You can change your original vote by voting again at the Meeting, if you so desire.

Voting at the Meeting Online

Registered Shareholders and duly appointed proxyholders can vote at the Meeting online.

To participate online, Registered Shareholders must have a valid 15-digit control number and appointed proxyholders must be registered with and have received an invitation code for the Meeting from Computershare. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online as follows:

•	Login at https://meetnow.global/MFXHRPJ at least 15 minutes before the Meeting starts.

•	Click the “Shareholder” link and, if you are a Registered Shareholder, enter your control number or, if you are a duly appointed proxyholder, enter your invitation code:

-	Registered Shareholders: the 15-digit control number is in the bottom left corner on the front of your proxy form.

-	Duly appointed proxyholders: the invitation code will be emailed to you by Computershare after the Proxy Deadline has passed.

•	Vote by following the instructions on screen.

It is important that you or your proxyholder are always connected to the internet during the Meeting to ensure your Shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

If you are a Registered Shareholder and use the 15-digit control number on your proxy form to login to the Meeting, you will be able to vote by ballot on matters put forth at the Meeting. If you DO NOT wish to revoke previously submitted proxies, do not vote again during the Meeting.

Guests are not eligible to vote.

Changing your Vote

A Registered Shareholder who has returned a proxy form may revoke it by:

•	completing and signing another proxy form with a later date and delivering it to Computershare as instructed on the proxy form so that it is received prior to the Proxy Deadline;

•	voting again on the Internet or by phone at any time prior to the Proxy Deadline;

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2026 Annual Meeting of Shareholders

•	delivering a written notice of revocation or other valid instrument in writing, signed by such Registered Shareholder or by their authorized representative (Revocation Notice), to (i) Equinox Gold’s proxy solicitation agent, Laurel Hill, at 70 University Avenue, Suite 1440, Toronto, Ontario M5J 2M4 prior to the Proxy Deadline; or (ii) the Chair of the Meeting at the Meeting;

•	attending and voting at the Meeting, either in person or online; or

•	in any other manner provided by law.

If you represent a Registered Shareholder who is a company or association, your Revocation Notice must have the seal of the company or association, if applicable, and must be executed by an officer of the company or an attorney who has written authorization. The written authorization must accompany the Revocation Notice.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to such revocation.

Beneficial Holders

As described below, Beneficial Shareholders have three options for voting: by proxy or voting instruction form (VIF), in person or online.

Voting by Proxy or VIF

Applicable securities laws require intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Accordingly, if you are a Beneficial Shareholder, you should carefully follow the instructions provided by your intermediary to ensure your Shares are voted at the Meeting.

The majority of intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (Broadridge). Broadridge typically mails a VIF in lieu of a form of proxy and asks Beneficial Shareholders to return the VIF to Broadridge by mail or otherwise communicate voting instructions to Broadridge (including by telephone or through the internet at www.proxyvote.com). Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. Please contact your Intermediary if you did not receive either a VIF or a pre-authorized form of proxy.

The Company may utilize Broadridge’s QuickVote™ service to assist eligible beneficial shareholders who are non-objecting beneficial owners (NOBOs) with voting their Shares over the telephone. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain voting instructions directly over the telephone.

Please be aware that the deadline for submitting your VIF or form of proxy to your Intermediary may be earlier than the deadlines for Registered Shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 1:30 p.m. (Pacific Time) on May 5, 2026.

Voting at the Meeting in Person

Only Registered Shareholders and duly appointed proxyholders can vote at the Meeting.

If you are a Beneficial Shareholder and you wish to vote your Shares in person at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

MANAGEMENT INFORMATION CIRCULAR	Page 12

2026 Annual Meeting of Shareholders

Voting at the Meeting Online

If you are a Beneficial Shareholder and you wish to vote your Shares online at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

To participate in the Meeting online, your appointed proxyholder must be registered to attend. If you are appointing yourself as proxyholder, you must also register with Computershare to obtain an invitation code that will allow you to login to the Meeting online and vote your Shares.

You can also appoint a person other than the Management Nominees to attend the Meeting and vote on your behalf. You may appoint someone else as the proxyholder to vote your Shares by printing their name in the space provided on your VIF or form of proxy, and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting online, they must also be registered with Computershare as described above.

If you do not register your proxyholder, your proxyholder will not receive an invitation code to participate in the Meeting online. To register your proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Pacific Time) on May 5, 2026 and provide Computershare with your proxyholder’s contact information, including an email address so that Computershare can provide your proxyholder with an invitation code.

Once registered, you or your proxyholder can participate in the Meeting using the following process:

•	Login at https://meetnow.global/MFXHRPJ at least 15 minutes before the Meeting starts.

•	Click the “Shareholder” link and enter your invitation code provided by Computershare.

•	Vote by following the instructions on screen.

It is important that you or your proxyholder are always connected to the internet during the Meeting to ensure your Shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Notice to U.S. Beneficial Holders

To attend and vote at the Meeting, you must first obtain a valid legal proxy form from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your Intermediary, to then register to attend the Meeting you must submit a copy of your legal proxy form to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Or

Email at: USlegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 1:30 p.m. (Pacific Time) on May 5, 2026. You will receive confirmation of your registration by email after Computershare receives your registration materials.

MANAGEMENT INFORMATION CIRCULAR	Page 13

2026 Annual Meeting of Shareholders

Changing your Vote

Only Registered Shareholders have the right to directly revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of such Intermediary.

Additional Details

Delivery of Meeting Materials

We have arranged for Intermediaries to forward the Meeting Materials to Beneficial Shareholders of record and we may reimburse such Intermediaries for their reasonable fees and disbursements in that regard.

There are two kinds of Beneficial Shareholders: those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “NOBOs”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to “OBOs”.

In accordance with the requirements of National Instrument 54 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company will distribute the Meeting Materials to Intermediaries and clearing agencies for onward distribution to all Beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Shareholders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Participating in the Meeting

All Shareholders have an equal opportunity to participate in the Meeting regardless of their geographic location. You can participate in person at:

1133 Melville Street, Suite 3500

Vancouver, British Columbia

The Company intends to provide Registered Shareholders and duly appointed proxyholders attending virtually with substantially the same opportunity to participate at the Meeting as is available to shareholders attending in person. Shareholders participating online will be able to vote in real time, ask questions relevant to the business of the Meeting and hear management and Board responses, subject to reasonable rules of conduct. Information regarding how to submit questions, any time limits, and where to obtain technical assistance before and during the Meeting is provided on the Meeting website and will be explained at the start of the Meeting.

The following processes apply during the Meeting:

•	Questions about a motion can be submitted by any Registered Shareholder or duly appointed proxyholder using the instant messaging service of the virtual interface. Unless questions are procedural or directly related to motions before the Meeting, they will be addressed after the Meeting.

•	Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do NOT vote again during the Meeting, unless you intend to change your initial vote.

MANAGEMENT INFORMATION CIRCULAR	Page 14

2026 Annual Meeting of Shareholders

Attending the Meeting as a Guest

Only Registered Shareholders and duly appointed proxyholders may vote at the Meeting. Other persons who wish to listen to the business of the Meeting can do so by either attending the Meeting in person as a guest or logging into the Meeting online as a guest. If you are a Registered Shareholder and have voted by proxy in advance of the Meeting and want to listen to the Meeting but not change your voting instructions, you may login to the online Meeting as a guest.

Voting Securities

As at the close of business on March 16, 2026 (the Record Date), the Company had issued and outstanding 789,141,211 fully paid and non-assessable Shares, with each Share carrying the right to one vote. The Company has no other classes of voting securities. Refer to the section “Shares and Principal Shareholders” for details of shareholders holding more than 10% of outstanding Shares.

Holders of Shares as at the Record Date who either attend the Meeting in person or who have completed and delivered a proxy form or VIF in the manner and subject to the provisions described under “Meeting and Voting Information – Registered Holders” and “Meeting and Voting Information – Beneficial Holders”, as applicable, shall be entitled to vote or to have their Shares voted at the Meeting. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Quorum

A quorum of Shareholders is required to transact business at the Meeting. According to the Company’s articles, a quorum for the transaction of business at a meeting of Shareholders is at least two persons present or represented by proxy holding 33% or more of the Shares entitled to vote at the meeting of Shareholders.

Vote Tabulation and Reporting of Results

Computershare Investor Services Inc., as transfer agent and registrar of the Company, will act as scrutineer for the Meeting, tabulate proxies and ballots, and report the results of voting on each item of business. Final voting results for the Meeting will be filed on SEDAR+ and on EDGAR promptly following the Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page 15

2026 Annual Meeting of Shareholders

BUSINESS OF THE MEETING

To the knowledge of the Equinox Gold board of directors (the Board), the only other matters to be brought before the Meeting are those matters set forth in the notice of meeting, as set forth below in more detail.

Receive our Financial Statements and the Auditor’s Report

The Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024, and related report of the independent registered public accounting firm (the Annual Financial Statements), will be presented at the Meeting. The Annual Financial Statements are available on Equinox Gold’s website, on SEDAR+ and on EDGAR. Printed copies will be mailed to Shareholders who requested a copy.

Board Size

The Company’s Articles require that the Board consist of the greater of three directors or the number set by ordinary resolution. The Board has determined that a ten-member Board is appropriate at this stage of the Company’s development because it balances continuity following the business combination with Calibre Mining Corp. (Calibre), pursuant to which Equinox Gold acquired 100% of the issued and outstanding common shares of Calibre (the Calibre Transaction), supports committee composition and succession planning, and provides the breadth of skills and geographic experience required for a multi-asset mining company of the Company’s size and complexity. The Board continues to review its size and composition annually.

At the Meeting the ten director nominees (Director Nominees) listed in the section “Nominees for Election as Directors” beginning on page 17 of this Circular will be proposed for election as directors of the Company. Equinox Gold is asking Shareholders to set, by ordinary resolution, the number of directors to be elected at the Meeting to ten.

✔	The Board recommends you vote IN FAVOUR OF setting the number of directors to be elected at the Meeting to ten.

Unless otherwise instructed, Management Nominees will vote IN FAVOUR OF the resolution setting the Board size at ten persons.

Elect Directors

At the Meeting, Shareholders will be asked to elect a board of directors to hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia) (BCBCA). Information on the Director Nominees is listed in the section entitled “Nominees for Election as Directors” below.

✔	The Board recommends you vote IN FAVOUR OF all the Director Nominees.

Unless otherwise instructed, the Management Nominees appointed pursuant to the accompanying proxy form will vote IN FAVOUR OF the election of each of the Director Nominees. If a proposed nominee is unable to serve as a director or withdraws their name, the Management Nominees reserve the right to nominate and vote for another individual at their discretion.

The Director Nominees have been selected based on their ability to contribute a diverse range of valuable skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities. We do not expect that any of the Director Nominees will be unable or unwilling to serve as a director. If that should occur before the Meeting, the persons named in the proxy form reserve the right to vote for another nominee, unless you specify in your proxy or VIF that your Shares are to be withheld from voting on the election of directors.

MANAGEMENT INFORMATION CIRCULAR	Page 16

2026 Annual Meeting of Shareholders

Advance Notice Policy

The Board has adopted an advance notice policy (Advance Notice Policy) for the nomination of directors in certain circumstances. The purpose of the Advance Notice Policy is to provide shareholders, directors and management with a clear and orderly process for nominating directors and to ensure that all shareholders receive adequate notice and information regarding director nominees. To be timely, notice of a nomination must be received in accordance with the deadlines set out in the policy. The Advance Notice Policy is intended to facilitate an orderly nomination process and does not impose disclosure requirements beyond those required by applicable law. The Board may, in appropriate circumstances and as permitted by the policy, waive any requirement of the policy.

A copy of the Advance Notice Policy is available on Equinox Gold’s website. At the date of this Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Board has adopted a majority voting policy (Majority Voting Policy). In an uncontested election of directors, any nominee who receives more WITHHELD votes than FOR votes must immediately tender his or her resignation to the Board.

The Compensation and Nomination Committee of the Board (the CN Committee) will consider the resignation and recommend to the Board whether to accept it. The affected director will not participate in any deliberations of the CN Committee or the Board regarding the resignation.

The Board will determine whether to accept the resignation within 90 days after the applicable shareholder meeting and, absent exceptional circumstances, will accept the resignation. The Company will promptly issue a news release announcing the Board’s decision and, if the resignation is not accepted, the reasons for that decision, and will provide a copy of the news release to the Toronto Stock Exchange (TSX).

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

Nominees for Election as Directors

The term of office of each of the current directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting.

Each director elected at the Meeting will hold office until the close of the Company’s next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Company’s Articles or with the provisions of the BCBCA.

Some of the director nominee information that follows has been furnished by the individual nominees, including their province or state of residence, principal occupation and business or employment. The number of Shares, options to purchase Shares (Options), time-based restricted share units (RSUs) and performance share units (PSUs) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the tables below has been obtained from publicly available insider reporting as at the Record Date or has been provided by individual nominees.

MANAGEMENT INFORMATION CIRCULAR	Page 17

2026 Annual Meeting of Shareholders

Ross Beaty, Chair
Principal Occupation Resource Entrepreneur • Age: 74 • Residence: British Columbia, Canada • Director since December 22, 2017 • Independent

Mr. Beaty is the Board Chair. He is a geologist and resource company entrepreneur with over 50 years of experience in the international minerals industry. He brings extensive experience to the Company and the Board, including in the key areas of capital markets and finance, geology and exploration, mining operations, strategic planning and M&A, corporate governance, and board leadership. (1)

Mr. Beaty is past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining (CIM), and a recipient of the CIM’s Past President Memorial Medal. He has received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration, the 2008 Mining Person of the Year award from the Mining Association of B.C., the Viola R. MacMillan Award from the Prospectors and Developers Association of Canada, the CIM’s Vale Medal for meritorious contribution to mining, the Coastal Ocean Research Institute’s North Medal for Ocean Conservation, and the Alumni Award of Distinction from UBC’s School of Law.

Mr. Beaty has been inducted into the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017), and the Canadian Mining Hall of Fame (2018). Additionally, he was appointed to the Order of Canada in 2017. Mr. Beaty holds a M.Sc., Distinction in Mineral Exploration from the Royal School of Mines, Imperial College, England, and a LLB and B.Sc., Honors in Geology from the University of British Columbia.

The Board recommends you vote IN FAVOUR OF the election of Mr. Beaty as a director of the Company.

Previous Year’s Voting Results:
2025: 91.51% For	2024: 99.82% For	2023: 98.63% For
2025 Board/Committee Attendance
Board of Directors	13 of 13
Other Directorships with Reporting Issuers
None
2025 Compensation
Total Cash Retainer (2)	$185,806
Value of RSU Grants (3)	$109,298

Securities held as of March 16, 2026 (4)
	Total	Market Value	Share Ownership Requirement
Common Shares (5)	25,053,890	$372,165,412	Yes
Options	-	-
DSU	143,486	$2,131,426
RSU (6)	119,094	$1,769,093
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
3.	Value of RSU granted on January 21, 2025.
4.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
5.	Of which 458,500 shares are beneficially held by Kestrel Holdings Ltd. and 2,541,500 shares are beneficially held by The Sitka Foundation.
6.	As of March 16, 2026, 16,692 RSU are unvested and 102,402 RSU are vested but Mr. Beaty has deferred receipt. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 18

2026 Annual Meeting of Shareholders

Lenard Boggio, Lead Director
Principal Occupation Corporate Director • Age: 71 • Residence: British Columbia, Canada • Director since December 22, 2017 • Independent

Mr. Boggio is the Board’s independent Lead Director and is Chair of Equinox Gold’s Audit Committee. He is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio brings extensive experience to the Company and the Board, including in the areas of financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe, and Asia. He has previously served as an independent director of several resource companies and currently serves as an independent director of Rubicon Organics and Titan Mining.(1)

Mr. Boggio holds a Bachelor of Arts and an Honours Bachelor of Commerce degree, both from the University of Windsor. He is a past Chair of the Canadian Institute of Chartered Accountants and a past president of the Institute of Chartered Accountants of BC and holds the FCPA, FCA designation. He is a member of the Canadian Institute of Corporate Directors and holds an ICD.D designation. In 2019, Mr. Boggio was honoured with a Lifetime Achievement Award by the Chartered Professional Accountants of British Columbia, recognizing his sustained distinction in his career, community service and work within the CPA profession.

The Board recommends you vote IN FAVOUR OF the election of Mr. Boggio as a director of the Company.

Previous Year’s Voting Results:
2025: 90.05% For	2024: 96.14% For	2023: 96.30% For
2025 Board/Committee Attendance
Board of Directors (Lead Director)	13 of 13
Audit Committee (Chair)	4 of 4
Other Directorships with Reporting Issuers
Rubicon Organics Inc.	Director
Titan Mining Corporation	Director
2025 Compensation
Total Cash Retainer (2)	$99,000
Value of RSU Grants (3)	$75,000

Securities held as of March 16, 2026 (4)
	Total	Market Value	Share Ownership Requirement
Common Shares	74,147	$1,101,423	Yes
Options	-	-
DSU	77,843	$1,156,326
RSU (5)	33,964	$504,521
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
3.	Value of RSU granted on January 21, 2025.
4.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
5.	As of March 16, 2026, 12,727 RSU are unvested and 21,237 RSU are vested but Mr. Boggio has deferred receipt. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 19

2026 Annual Meeting of Shareholders

Maryse Bélanger
Principal Occupation Corporate Director • Age: 64 • Residence: British Columbia, Canada • Director since May 15, 2020 • Independent

Ms. Bélanger is Chair of Equinox Gold’s Environment, Social And Governance Committee (the ESG Committee). Ms. Bélanger brings extensive experience to the Company and the Board, including over 35 years of experience with senior gold companies globally, with proven strengths in operational excellence and efficiency, technical studies, and services. Ms. Bélanger has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. Ms. Bélanger was the board Chair of IAMGOLD from February 2022 until September 2023. She was also Interim President and CEO of IAMGOLD from May 2022 to the end of March 2023. Ms. Bélanger is currently a director of Blue Moon Metals and has previously served as a director of several resource companies. (1)

Ms. Bélanger was recognized twice by the Women in Mining UK “WIM (UK)” 100 Global Inspirational Women in Mining Project, named one of the most inspirational Global Women in Mining and one of the ten most influential women in the mining industry. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and an ICD.D designation, and is fluent in English, French, Spanish and Portuguese.

The Board recommends you vote IN FAVOUR OF the election of Ms. Bélanger as a director of the Company.

Previous Year’s Voting Results:
2025: 91.56% For	2024: 99.42% For	2023: 93.16% For
2025 Board/Committee Attendance
Board of Directors	13 of 13
ESG Committee (Chair)	4 of 4
CN Committee	3 of 3 (2)
Other Directorships with Reporting Issuers
Blue Moon Metals Inc.	Chair
2025 Compensation
Total Cash Retainer (3)	$103,000
Value of RSU Grants (4)	$75,000

Securities held as of March 16, 2026 (5)
	Total	Market Value	Share Ownership Requirement
Common Shares	25,009	$371,498	Yes
Options	-	-
DSU	2,870	$42,632
RSU (6)	12,727	$189,054
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Reﬂects meeting attendance before changes to CN Committee members on May 8, 2025.
3.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
4.	Value of RSU granted on January 21, 2025.
5.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
6.	As of March 16, 2026, 12,727 RSU are unvested. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 20

2026 Annual Meeting of Shareholders

Trudy Curran
Principal Occupation Corporate Director • Age: 63 • Residence: Alberta, Canada • Director since May 9, 2024 • Independent Director

Ms. Curran is a member of Equinox Gold’s Audit Committee and its CN Committee.

Ms. Curran is a retired businesswoman who brings extensive experience to the Company and the Board, including in the key areas of mergers and acquisitions, strategy, governance, human resources and executive compensation across a range of industries, particularly oil and gas and mining. Ms. Curran previously served as an independent director of several resource companies and currently serves as an independent director of Baytex Energy, Trican Well Services and the Alberta Securities Commission. (1)(2)

Ms. Curran holds a Bachelor of Arts degree with Honours in English, a Bachelor of Laws degree with Honours from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

Ms. Curran was recognized as one of the Top 100 Most Powerful Women in Canada in 2012 and is also the recipient of the Governor General’s Bronze medal award for her academic, athletic and community achievements.

The Board recommends you vote IN FAVOUR OF the election of Ms. Curran as a director of the Company.

Previous Year’s Voting Results:
2025: 91.43% For	2024: 99.74% For
2025 Board/Committee Attendance (3)
Board of Directors	13 of 13
Audit Committee	4 of 4
ESG Committee	2 of 2
CN Committee	3 of 3
Other Directorships with Reporting Issuers
Baytex Energy Corp.	Director
Trican Well Services Limited	Director
2025 Compensation
Total Cash Retainer (4)	$99,000
Value of RSU Grants (5)	$75,000

Securities held as of March 16, 2026 (6)
	Total	Market Value	Share Ownership Requirement
Common Shares	14,582	$216,609	Yes
Options	-	-
DSU	7,601	$112,909
RSU (7)	12,727	$189,054
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Ms. Curran will be retiring from the Alberta Securities Commission, after a 9-year term, on March 31, 2026.
3.	Reﬂects meeting attendance following CN Committee and ESG Committee changes to their members on May 8, 2025.
4.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
5.	Value of RSU granted on January 21, 2025.
6.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
7.	As of March 16, 2026, 12,727 RSU are unvested. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 21

2026 Annual Meeting of Shareholders

Omaya Elguindi
Principal Occupation Corporate Director • Age: 61 • Residence: Ontario, Canada • Director since June 17, 2025 • Independent Director

Omaya Elguindi is Chair of Equinox Gold’s Compensation and Nomination Committee.

Ms. Elguindi joined Equinox Gold’s Board on June 17, 2025, following completion of the Calibre Transaction (as defined below).

Ms. Elguindi has over 40 years of experience in the North American technology business sector. She has served as a founder, senior executive, and director of numerous innovative companies that were successfully acquired, bringing a wealth of experience and fresh perspectives. She previously served as a director of Calibre. (1)

Ms. Elguindi continues to advise investors on technology opportunities and is the co founder, President, and CEO of Ekaria LLP, which has managed the retail rewards program for American Express in the U.S. for over 20 years. She also serves as a director of Newcore Gold.

The Board recommends you vote IN FAVOUR OF the election of Ms. Elguindi as a director of the Company.

Previous Year’s Voting Results:
No previous voting results.
2025 Board/Committee Attendance (2)
Board of Directors	6 of 6
Compensation and Nomination Committee (Chair)	3 of 3
Other Directorships with Reporting Issuers
Newcore Gold Ltd.	Director
2025 Compensation
Total Cash Retainer (3)	$51,154
Value of RSU Grants (4)	$40,685

Securities held as of March 16, 2026 (5)
	Total	Market Value	Share Ownership Requirement
Common Shares	342,515	$5,087,921	Yes
Options	-	-
DSU	-	-
RSU (6)	12,257	$182,072
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Reflects meeting attendance following Ms. Elguindi’s appointment as a director on June 17, 2025.
3.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
4.	Value of RSU granted on August 13, 2025.
5.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
6.	As of March 16, 2026, 9,273 RSU are unvested and 2,984 RSU are vested. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 22

2026 Annual Meeting of Shareholders

Douglas Forster
Principal Occupation Corporate Director • Age: 67 • Residence: British Columbia, Canada • Director since June 17, 2025 • Independent Director

Mr. Forster has been involved in the mining industry and capital markets for over 40 years having acted as geologist, founder, director, senior executive and ﬁnancier. (1)

Mr. Forster was appointed a director of Equinox Gold on June 17, 2025, upon completion of the Calibre Transaction. Mr. Forster was a founder of Calibre and a director for 23 years. He is currently a director of Newcore Gold and Edgewater Exploration.

Mr. Forster was founder, President & CEO of Newmarket Gold, which operated three gold mines in Australia with annual production of over 225,000 oz/year. Newmarket was acquired by Kirkland Lake Gold in a $1 billion transaction in 2016.

Mr. Forster has extensive experience and a proven track record in mergers and acquisitions, public company management, mine operations, resource project development and equity and debt ﬁnancing. For over three decades Mr. Forster has been creating wealth for North American and international investors through natural resource discovery, exploration, and operations.

Mr. Forster holds a B.Sc. and M.Sc. in geological sciences from the University of British Columbia.

The Board recommends you vote IN FAVOUR OF the election of Mr. Forster as a director of the Company.

Previous Year’s Voting Results:
No previous voting results.
2025 Board/Committee Attendance (2)
Board of Directors	6 of 6
ESG Committee	2 of 2
Other Directorships with Reporting Issuers
Newcore Gold Ltd.	Chair
Edgewater Exploration Ltd.	Director
2025 Compensation
Total Cash Retainer (3)	$46,846
Value of RSU Grants (4)	$40,685

Securities held as of March 16, 2026 (5)
	Total	Market Value	Share Ownership Requirement
Common Shares (6)	1,979,326	$29,402,087	Yes
Options (7)	1,113,797	$15,084,801
DSU	-	-
RSU (8)	9,273	$137,746
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Reflects meeting attendance following Mr. Forster’s appointment as a director on June 17, 2025.
3.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
4.	Value of RSU granted on August 13, 2025.
5.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
6.	Of which 641,200 shares are beneficially held by Quarry Capital, a wholly owned private company.
7.	Replacement Options received in connection with the Calibre Transaction. See page 55 for additional information.
8.	As of March 16, 2026, 9,273 RSU are unvested. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 23

2026 Annual Meeting of Shareholders

Darren Hall
Principal Occupation CEO and Director of Equinox Gold • Age: 61 • Residence: Western Australia, Australia • Director since June 17, 2025 • Non-Independent Director

Darren Hall has over 40 years of experience in the mining industry with a track record of increasing production, reducing costs, improving capital effectiveness, and promoting health, safety and business excellence. (1)

Mr. Hall was previously the President and Chief Executive Officer of Calibre, and was briefly President & Chief Operating Officer of Equinox Gold following completion of the Calibre Transaction before being appointed CEO and director on July 21, 2025.

Mr. Hall has also served as Chief Operating Officer of Kirkland Lake Gold, which acquired Newmarket Gold, where he also served as the Chief Operating Officer. Prior to Newmarket Gold, Mr. Hall worked for Newmont Mining Corporation, where he held roles of increasing responsibility throughout the organization for almost 30 years.

Mr. Hall graduated with a Bachelor of Mining Engineering (Hons) from the Western Australia School of Mines in Kalgoorlie.

The Board recommends you vote IN FAVOUR OF the election of Mr. Hall as a director of the Company.

Previous Year’s Voting Results:
No previous voting results.
2025 Board/Committee Attendance (2)
Board of Directors	6 of 6
Other Directorships with Reporting Issuers
None
2025 Compensation
Mr. Hall does not receive compensation for his role as a director. See the “Executive Compensation and Analysis” section beginning on page 41 for details of Mr. Hall’s compensation as CEO of the Company.

Securities held as of March 16, 2026 (3)
	Total	Market Value	Share Ownership Requirement
Common Shares	1,711,282	$25,420,402	Yes
Options (4)	785,558	$10,349,765
DSU	-	-
RSU (5) (6)	34,400	$510,998
PSU (7)	103,300	$1,534,479
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Reflects meeting attendance following Mr. Hall’s appointment as a director on July 21, 2025.
3.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
4.	Replacement Options received in connection with the Calibre Transaction. See page 55 for additional information.
5.	As of March 16, 2026, 34,300 RSU are unvested. See page 55 for additional information.
6.	PSU are unvested. On the Redemption Date of the PSU, the number of shares to be issued in satisfaction of the PSU will vary from 0% to 200% of the number of PSU granted based on the performance ratio.

MANAGEMENT INFORMATION CIRCULAR	Page 24

2026 Annual Meeting of Shareholders

Blayne Johnson
Principal Occupation Corporate Director • Age: 68 • Residence: British Columbia, Canada • Director since June 17, 2025 • Independent Director

Mr. Johnson is a member of Equinox Gold’s CN Committee.

Mr. Johnson was appointed a director of Equinox Gold on June 17, 2025, following completion of the Calibre Transaction.

Mr. Johnson is a highly respected figure in the Canadian investment community, bringing over 38 years of experience to his role as Chairman of Featherstone Capital and a director of Newcore Gold. (1)

At Featherstone Capital, a private investment firm, Mr. Johnson has been instrumental in generating billions of dollars in shareholder value across the mining sector through strategic investments, disciplined capital allocation, and leadership in transformative transactions. As Chairman of Calibre, he guided the company through a period of exceptional growth and success, including the landmark $8 billion merger with Equinox Gold.

Throughout his career, Mr. Johnson has co-founded and led several high-impact ventures, including Newmarket Gold and Terrane Metals, establishing a track record of building and advancing companies through innovation, operational excellence, and strategic vision. Recognized for his deep expertise in capital markets, mergers and acquisitions, and corporate finance, he is widely regarded as one of Canada’s most accomplished and forward-thinking leaders in the resource investment industry.

The Board recommends you vote IN FAVOUR OF the election of Mr. Johnson as a director of the Company.

Previous Year’s Voting Results:
No previous voting results.
2025 Board/Committee Attendance (2)
Board of Directors	6 of 6
CN Committee	3 of 3
Other Directorships with Reporting Issuers
Newcore Gold Ltd.	Lead Director
2025 Compensation
Total Cash Retainer (3)	$46,846
Value of RSU Grants (4)	$40,685

Securities held as of March 16, 2026 (5)
	Total	Market Value	Share Ownership Requirement
Common Shares	1,708,584	$25,380,324	Yes
Options (6)	1,113,797	$15,084,801
DSU	-	-
RSU (7)	9,273	$137,746
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Reﬂects meeting attendance following Mr. Johnson's appointment as a director on June 17, 2025.
3.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
4.	Value of RSU granted on August 13, 2025.
5.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Refinitiv on March 16, 2026.
6.	Replacement Options received in connection with the Calibre Transaction. See page 55 for additional information.
7.	As of March 16, 2026, 9,273 RSU are unvested. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 25

2026 Annual Meeting of Shareholders

Marshall Koval
Principal Occupation Corporate Director • Age: 68 • Residence: Nevada, USA • Director since December 22, 2017 • Independent

Mr. Koval is a member of Equinox Gold’s ESG Committee.

As a mining executive with over 46 years of experience, Mr. Koval brings extensive experience to the Company and the Board and has worked on mining projects in over 30 countries. Mr. Koval previously served as a director and CEO of several resource companies and most recently served as president and CEO of Lumina Gold Corp. which was acquired by CMOC. Mr. Koval was also Chair, President and CEO of Anﬁeld Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold. (1)

Mr. Koval holds a B.Sc. in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.

The Board recommends you vote IN FAVOUR OF the election of Mr. Koval as a director of the Company.

Previous Year’s Voting Results:
2025: 91.45% For	2024: 96.99% For	2023: 89.20% For
2025 Board/Committee Attendance
Board of Directors	13 of 13
ESG Committee	4 of 4
Other Directorships with Reporting Issuers
None
2025 Compensation
Total Cash Retainer (2)	$87,000
Value of RSU Grants (3)	$75,000

Securities held as of March 16, 2026 (4)
	Total	Market Value	Share Ownership Requirement
Common Shares	307,664	$4,570,224	Yes
Options	-	-
DSU	77,191	$1,146,641
RSU (5)	36,312	$539,400
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
3.	Value of RSU granted on January 21, 2025.
4.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by Reﬁnitiv on March 16, 2026.
5.	As of March 16, 2026, 12,727 RSU are unvested and 23,585 RSU are vested but Mr. Koval has deferred receipt. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 26

2026 Annual Meeting of Shareholders

Mike Vint
Principal Occupation Associate Director of Mining of Endeavour Financial • Age: 55 • Residence: British Columbia, Canada • Director since June 17, 2025 • Independent Director

Mr. Vint is Associate Director of Mining with Endeavour Financial, a leading financial advisor in the natural resources sector providing advice in project financing, structured finance and mergers and acquisitions.

Mr. Vint brings to the Board extensive experience in mine operations and construction for precious and base metals as well as corporate finance, mergers and acquisitions. Mr. Vint has spent half of his career working in mining operations across the U.S. and Canada; he then transitioned to the Research department of CIBC World Markets covering the gold sector. (1)

Mr. Vint is currently a director of Newcore Gold and Edgewater Exploration. He was a director of Calibre until the completion of the Calibre Transaction, and was a director of Newmarket Gold Inc. which was purchased for $1.0 billion by Kirkland Lake Gold Ltd.

Mr. Vint is a registered professional engineer in the Province of British Columbia and received his Mining Engineering degree from the Colorado School of Mines.

The Board recommends you vote IN FAVOUR OF the election of Mr. Vint as a director of the Company.

Previous Year’s Voting Results:
No previous voting results.
2025 Board/Committee Attendance (2)
Board of Directors	6 of 6
Audit Committee	2 of 2
Other Directorships with Reporting Issuers
Newcore Gold Ltd.	Director
Edgewater Exploration Ltd.	Director
2025 Compensation
Total Cash Retainer (3)	$46,846
Value of RSU Grants (4)	$40,685

Securities held as of March 16, 2026 (5)
	Total	Market Value	Share Ownership Requirement
Common Shares	167,570	$2,489,184.64	Yes
Options (6)	272,286	$3,084,535.86
DSU	-	-
RSU (7)	12,257	$182,072.78
Notes
1.	For a detailed overview of each Board nominee’s expertise and skills, please refer to the section titled “Board Composition and Experience” on page 34.
2.	Reflects meeting attendance following Mr. Vint’s appointment as a director on June 17, 2025.
3.	Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
4.	Value of RSU granted on August 13, 2025.
5.	Securities held as of March 16, 2026. Market value calculated using the closing price of the Company’s shares on the TSX on March 16, 2026 (C$20.33) and converted into US$ at an exchange rate of US$1.00 = C$1.37 as quoted by LSEG Data & Analytics on March 16, 2026.
6.	Replacement Options received in connection with the Calibre Transaction. See page 55 for additional information
7.	As of March 16, 2026, 9,273 RSU are unvested and 2,984 RSU are vested but Mr. Vint has deferred receipt. See page 66 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 27

2026 Annual Meeting of Shareholders

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Company no proposed director:

(i)	is, as at the date of the Circular, or has been, within ten years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

A.	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

B.	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(ii)	is, as at the date of this Circular, or has been within ten years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iii)	has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(iv)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(v)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Ms. Bélanger and Mr. Boggio were both directors of Pure Gold Mining Inc. (Pure Gold) until March 30, 2023. Pure Gold owned the Madsen Mining property, located near Red Lake Ontario. After redeveloping the property and processing facilities, Pure Gold experienced significant start up and operational difficulties. Consequently, on October 31, 2022, Pure Gold applied for and received an initial order for creditor protection from the Supreme Court of British Columbia (the Court) under the Companies’ Creditors Arrangement Act. KSV Restructuring Inc. was appointed as the monitor. On November 10, 2022, the Court approved a Sales and Investment Solicitation Process Order, among other relief. On March 30, 2023, the Court approved Pure Gold’s appointment of a Chief Administrative Officer, all members of the Pure Gold board of directors resigned immediately, and Pure Gold’s common shares were suspended from trading on the NEX Board of the TSX Venture Exchange. Pure Gold was subsequently acquired by West Lake Gold Mines on June 16, 2023 under the CCAA proceedings.

Ms. Curran was a director of Great Panther Mining Limited (Great Panther) from June 9, 2021 to December 15, 2022. On September 6, 2022, Great Panther filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which provided Great Panther with creditor protection while it sought to restructure its affairs. On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther’s estate.

MANAGEMENT INFORMATION CIRCULAR	Page 28

2026 Annual Meeting of Shareholders

The following table sets out the attendance of directors at Board and committee meetings during the year ended December 31, 2025.

Meeting	Number of Meetings Held During 2025	Attendance (1)
Board	Thirteen	Full attendance by all directors, except for Mr. Campbell (2)
Audit Committee	Four	Full attendance by all committee members
Compensation and Nomination Committee	Six	Full attendance by all committee members
Environment, Social and Governance Committee	Four	Full attendance by all committee members

Notes:

1.	Upon completion of the Calibre Transaction, Blayne Johnson, Doug Forster, Omaya Elguindi and Mike Vint, former directors of Calibre, joined the Board. Concurrently, Sally Eyre and Gordon Campbell resigned from the Board. Dr. Eyre attended all applicable Board and committee meetings held prior to her resignation. Mr. Johnson, Mr. Forster and Ms. Elguindi have attended all applicable Board and committee meetings since their respective appointments.
2.	Mr. Campbell attended six of the seven Board meetings and all applicable committee meetings held in 2025 prior to his resignation.

Appointment and Remuneration of Auditor

The Audit Committee reviews the nature and amount of audit-related, tax and other non-audit services provided by KPMG LLP to assess their compatibility with auditor independence. After considering the services provided in 2025, the Audit Committee concluded that the provision of those services was compatible with maintaining KPMG LLP’s independence.

The Board, on the recommendation of the Audit Committee, recommends that KPMG LLP be reappointed as the Company’s independent external auditor to serve for the ensuing year, and that the Board be authorized to set the auditor’s remuneration.

KPMG LLP has been Equinox Gold’s auditor since January 5, 2017. The auditor conducts the annual audit of the Company’s financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. At the Company’s 2025 annual meeting of shareholders, 99.53% of the votes cast were in favour of appointing KPMG LLP as the Company’s auditor, with 0.47% of votes withheld.

	2025	2024
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and internal controls over financial reporting.	$3,027,718	$2,622,375
Audit Related Services
In 2025 and 2024, special attest services as required by regulatory and statutory requirements in Mexico.	$86,923	$80,750
All Other Fees
Financial due diligence for the Calibre Transaction.	$82,816	Nil
Tax Compliance Fees
For the preparation and review of tax returns, claims for refund and tax payment planning services.	Nil	$303,380
Tax Fees
No other tax fees in 2025 or 2024.	Nil	Nil
Total	$3,197,457	$3,006,505

MANAGEMENT INFORMATION CIRCULAR	Page 29

2026 Annual Meeting of Shareholders

The year-over-year changes in fees paid or payable to the Company’s auditor, KPMG LLP primarily reflect fees relating to the Calibre Transaction in 2025 and tax compliance related fees in 2024. The fees paid or payable to KPMG LLP in each of the last two fiscal years are as follows:

✔	The Board recommends you vote IN FAVOUR OF the appointment of KPMG LLP as Equinox Gold’s auditor and authorize the Board to fix the auditor’s pay.

Unless otherwise instructed, Management Nominees will vote IN FAVOUR OF the resolution appointing KPMG LLP as the Company’s auditor to hold office until Equinox Gold’s 2027 annual meeting of shareholders and authorizing the Board to fix the auditor’s remuneration.

Advisory Resolution on Executive Compensation

The Board has adopted a non-binding “Say on Pay” advisory vote to solicit feedback on the Company’s approach to executive compensation. Say on Pay is intended to enhance accountability for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote.

At the Company’s 2025 annual meeting of shareholders, the advisory resolution approving the Company’s approach to executive compensation received 97.71% support from votes cast. The Board reviewed that result and believes it reflects continued shareholder support for the Company’s compensation framework. The Company nevertheless continues to consider shareholder feedback as part of its ongoing review of executive compensation and governance practices.

The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with Shareholders.

Shareholders are encouraged to review and consider the information regarding Equinox Gold’s approach to compensation under the heading “Executive Compensation Discussion and Analysis” beginning on page 41. Shareholders who vote against the Say on Pay resolution are encouraged to contact the Board using the contact information provided on the last page of this Circular to discuss their concerns about Equinox Gold’s approach to executive compensation.

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass the following resolution regarding executive compensation:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 23, 2026, delivered in advance of its Annual Meeting of Shareholders.”

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, Equinox Gold is not aware of any other items of business to be considered at the Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page 30

2026 Annual Meeting of Shareholders

CORPORATE GOVERNANCE OVERVIEW

Equinox Gold believes that good corporate governance is essential to effectively manage the Company and its operations, to achieve the Company’s long-term business strategy and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are established by several sources, including National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (together, the Corporate Governance Disclosure Rules). The Company has reviewed its own corporate governance practices against the Corporate Governance Disclosure Rules and confirmed it is in compliance with the applicable Corporate Governance Disclosure Rules.

The Company maintains a governance framework designed to support effective oversight, responsible risk management and alignment with shareholder interests. Key elements of the Company’s governance practices include:

•	Strong Board independence, with 90% of directors considered independent.
•	Independent Board leadership, with an independent Chair, a Lead Director and a separate CEO supporting oversight.
•	Fully independent Board committees, including the Audit Committee, CN Committee and ESG Committee.
•	Directors elected annually to promote accountability to shareholders.
•	Majority Voting Policy, requiring any director nominee to tender their resignation if such nominee receives more WITHHELD votes than FOR votes in an uncontested election of directors.
•	Annual Board, committee and individual director evaluations, including confidential questionnaires and one-on-one discussions with Board leadership.
•	Board composition and succession planning oversight through an annual review of Board skills, experience and strategic priorities.
•	Director share ownership requirements, requiring non-executive directors to hold shares with a value equal to four times their annual cash retainer.
•	Regular in camera meetings of independent directors at each Board meeting, supporting independent oversight.
•	Comprehensive ethics and compliance framework, including a Code of Conduct and Business Ethics, Anti-Bribery and Anti-Corruption Policy and Supplier Code of Conduct.
•	Confidential whistleblower reporting mechanisms for employees and stakeholders, with protections against retaliation.
•	Board oversight of enterprise risk management, including financial, operational, environmental, cybersecurity, artificial intelligence and social risks.

Ethical Business Conduct

The Board considers good corporate governance to be integral to the success of the Company and essential to fulfilling its responsibilities to the Company’s shareholders.

The Board, through its regular meetings, interactions with management, site visits to the Company’s operations and other engagement with the business, believes the Company’s management team promotes a culture of ethical business conduct.

The Board has adopted a Code of Conduct and Business Ethics (Code) and an Anti-Bribery and Anti-Corruption Policy (ABAC Policy) that apply to all employees, directors and officers as well as any third party working or acting on the Company’s behalf (Company Personnel). Management is responsible for promoting and monitoring compliance with the Company’s standards of ethical business conduct among Company Personnel and for overseeing compliance with the Code and the ABAC Policy. In addition, the Company has adopted a Supplier Code of Conduct (Supplier Code) that establishes the Company’s expectations for ethical conduct by its suppliers. Copies of the Code, the ABAC Policy and the Supplier Code are available on the Company’s website, and the Code is also available on SEDAR+ and on EDGAR.

MANAGEMENT INFORMATION CIRCULAR	Page 31

2026 Annual Meeting of Shareholders

The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will promptly disclose waivers (if any) from the requirements of the Code granted to directors or officers. There were no waivers of the Code during 2025. The Company has historically delivered annual training on the Code, the ABAC Policy, the Whistleblower Policy (available on the Company’s website), and other key corporate governance matters. As part of post-closing integration following the Calibre Transaction, employees and directors of the Company reviewed and acknowledged their responsibility to comply with the Code and related policies. Annual compliance training will continue in 2026.

It is a requirement of applicable corporate law that any director or officer who has an interest in a transaction or agreement involving the Company promptly disclose such interest at any meeting of the Board at which the transaction or agreement is considered and, in the case of directors, abstain from participating in discussions and voting with respect to such matter where the interest is material. These requirements are also contained in the Company’s Articles, which are available for review on the Company’s website.

Employees and other stakeholders may report concerns regarding potential violations of the Code, the ABAC Policy or the Supplier Code through the Company’s confidential and anonymous whistleblower reporting channels, and the Company prohibits retaliation against any individual who reports a concern in good faith.

ABOUT THE BOARD

Subject to the constating documents of the Company and applicable law, the Board is responsible for stewardship of the Company, including overseeing the management and conduct of the business of the Company, providing leadership and direction to management and assessing management’s performance in accordance with the Company’s compensation framework, establishing policies appropriate for the business of the Company, and reviewing and approving corporate strategies and objectives.

The Board relies on management to manage the Company’s day-to-day operations in accordance with established policies and standards and to provide regular, transparent and comprehensive reporting to the Board. The Board works with management to develop and oversee the Company’s strategic direction, including the Company’s long-term strategic plan, annual budgets, financial and capital allocation strategies, evaluation of corporate opportunities, and oversight of key strategic risks, cybersecurity and artificial intelligence and environment, social responsibility and governance matters. Strategic matters are discussed at regularly scheduled Board meetings and considered on an ongoing basis as circumstances require.

The Board has developed and adopted a mandate that sets out the Board’s authority, responsibility and function, a copy of which is available on the Company’s website.

Upon completion of the Calibre Transaction, the composition of the Board was reconstituted in accordance with the terms of the business combination agreement. Four former directors of Calibre were appointed to the Board, resulting in an expansion and renewal of the composition of the Board. The reconstituted Board reflects a blend of existing Equinox Gold directors and former Calibre directors, combining complementary skills, operating experience and capital markets expertise to support the Company’s increased scale and diversified asset base following the Calibre Transaction. On July 21, 2025, Darren Hall was appointed as a director of the Company in connection with his appointment as CEO, supporting alignment between the Board and management as the Company advances its strategic priorities.

MANAGEMENT INFORMATION CIRCULAR	Page 32

2026 Annual Meeting of Shareholders

Independence

Director independence is a legal and regulatory determination. It is formally assessed annually and monitored on an ongoing basis throughout the year to ensure that directors can exercise objective and independent judgement, free from any interest or business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company’s best interests. The following table presents a three-year lookback of the Board’s independence, committee independence and Board gender diversity, together with the anticipated composition of the Board for 2026.

Board	Target Standard	2026 (4)	2025	2024	2023
Independent Chair	Yes (1)	Yes	Yes	Yes	Yes
Lead Director	Yes (1)	Yes	Yes	Yes	Yes
Board Independence	50% (1)	90%	88%	78%	75%
Gender Diversity	30% (2)	30%	30%	33%	25%
Committees
Audit Committee Independence	100% (3)	100%	100%	100%	100%
CN Committee Independence	100% (1)	100%	100%	100%	100%
ESG Committee Independence	N/A	100%	100%	66%	66%

Notes:

1.	Recommended under Corporate Governance Disclosure Rules.
2.	Target set by the Company’s Diversity Policy.
3.	National Instrument 52-110 – Audit Committees.
4.	Based on anticipated composition of the Board if all the proposed Director Nominees are elected at the Meeting.

Nine of the current directors and nine of the ten Director Nominees qualify as independent directors under the Corporate Governance Disclosure Rules. Darren Hall is not considered independent because he serves as the CEO of Equinox Gold. The Company has both an independent Chair and a lead director. The Board considers it good governance practice to appoint an independent lead director to support effective Board oversight and governance and to act as an additional point of contact for the shareholder community given that Ross Beaty, the Board Chair, is a founder of the Company and remains a significant shareholder.

In Camera Meetings

The independent directors participate in regularly scheduled Board meetings together with management. As standard practice, they meet in camera (privately) at all Board meetings without the presence of management and may also hold separate meetings of the independent directors as required. In addition, the Audit Committee holds in camera sessions with the Company’s auditor or among its members at each Board meeting, and other Board committees hold in camera sessions.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chairs of the Board’s committees, the Lead Director and the Company’s CEO. Each position description outlines the responsibilities associated with each role. Copies of these position descriptions are available on the Company’s website.

MANAGEMENT INFORMATION CIRCULAR	Page 33

2026 Annual Meeting of Shareholders

Nomination of Directors

The CN Committee annually reviews the skills, expertise and experience the Board should collectively possess, as well as the skills held by each director, to assess whether additional skills, experience or perspectives would strengthen the Board and support effective Board composition, succession planning and strategic objectives.

The CN Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for the selection of new directors. While the CN Committee has primary responsibility for identifying prospective directors, all qualified candidates proposed for nomination are evaluated by the CN Committee. In identifying and evaluating potential candidates, the CN Committee considers a range of factors, including relevant skills and experience, independence, diversity of background and perspective, and the overall composition of the Board.

Director nominees are recommended by the CN Committee to the Board, and the Board has ultimate responsibility for approving the nominees to be presented to shareholders for election at the Company’s annual meeting.

Director Term Limits and Retirement

The current average tenure of the Board is approximately three years. Equinox Gold does not impose term limits or a mandatory retirement age for directors, as it believes that such policies may unduly limit the continued contribution of experienced and effective directors. Numerous factors are considered by the CN Committee when recommending a director for nomination, including skills, experience, performance, independence, diversity, succession planning and the evolving needs of the Board. The CN Committee annually conducts an assessment of each director’s performance and the overall Board composition when determining if a director should be nominated for election.

The Board believes that its annual director assessment process, combined with ongoing succession planning and consideration of Board composition by the CN Committee, supports effective Board renewal.

Board Composition and Experience

The following skills matrix is one of the tools used by the Board and the CN Committee in assessing Board composition, committee membership and succession planning. The matrix is reviewed together with the Company’s strategic priorities, the experience of both legacy Equinox Gold and former Calibre directors, and the skills that may be needed as the Company’s portfolio, risk profile and operating footprint evolve. This process assists the Board in identifying gaps and opportunities for Board refreshment over time.

The symbol ●● indicates expertise in a subject matter, while ● indicates proficiency. The skills matrix below is used by the CN Committee and the Board as part of its annual assessment of Board composition and succession planning. Additional information about each Director Nominee is contained in the profile of each Director Nominee, starting on page 17 of this Circular.

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Board Education

The CN Committee oversees director education and development. The following resources and information are provided to new directors as part of their onboarding:

•	Information explaining how the Board functions, Board committee responsibilities, and copies of the Company’s governance policies, corporate charts, and historical minutes and resolutions;
•	Access to recent publicly filed documents of the Company, technical reports and the Company’s internal management reports and financial information;
•	Access to management and technical experts and consultants; and
•	A summary of the directors’ significant corporate and securities responsibilities.

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Directors are encouraged to communicate with management, internal and external auditors, and technical consultants to remain informed of industry trends, regulatory developments and changes in applicable legislation. With management’s support, directors are encouraged to attend relevant industry seminars and visit the Company’s operations. Following initial onboarding, directors have access to the Company’s records and may meet directly with management as required.

Directors also participate in ongoing education. During 2025, the Company’s education sessions focused on integration and transition matters following the Calibre Transaction, including presentations on the Company’s asset portfolio to support directors’ understanding of Equinox Gold’s operations and strategy. In addition, certain directors completed various education sessions in 2025 on a range of topics including relating to audit committees, capital financing, governance, mergers and acquisition trends, succession planning and geopolitical risks.

Directors are encouraged to visit the Company’s operations. During 2025, all or certain of the Board participated in site visits to several of the Company’s operations, including (i) Greenstone Gold Mine (Spring and Fall 2025), (ii) Valentine Gold Mine (Spring and Fall 2025), (iii) Limon Mine (Summer and Spring 2025), and (iv) Castle Mountain (Spring and Fall 2025). Certain directors also participated in a site visit to the Aurizona Mine (Spring 2025), which was subsequently sold on January 23, 2026.

The CN Committee continues to review director education needs in the areas of emerging governance, regulatory and industry developments.

Board and Director Assessments

The CN Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board, the charter of each Board committee, and the methods and processes by which the Board fulfills its duties and responsibilities.

In January 2026, the CN Committee solicited confidential feedback from each director regarding the performance and effectiveness of the Board and its committees, as well as individual director performance and contribution, including matters relating to independence and potential conflicts of interest, through online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings, and the composition of the Board and its committees, as well as peer review by each director of the performance of the Board, its committees and their respective members.

Also in January 2026, each director participated in a one-on-one discussion with the Lead Director (except the Lead Director, who met with the Chair), which included a discussion of the performance and effectiveness of the Board and its committees, as well as independence and potential conflicts of interest. The CN Committee is responsible for establishing and administering the evaluation process. The assessment results for 2025 were reviewed and assessed by the CN Committee who prepared a report for the Board on the assessments, noting key observations and setting priorities for the upcoming year. The most recent report was delivered to the Board in March 2026.

Diversity Policy

The Company recognizes that diversity of gender, background, skills, experience and perspective supports effective oversight and decision-making management, and has adopted a diversity policy (Diversity Policy) to support the creation and development of a diverse team and an inclusive corporate culture that promotes multiple perspectives and seeks to mitigate conscious or unconscious bias and discrimination. The Board believes that diverse perspectives contribute to more effective oversight and decision-making.

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In identifying and recommending director nominees and in considering executive succession planning, the Board and the CN Committee take diversity into account together with the skills, experience and personal qualities required to support the Company’s strategy. The Board and the CN Committee review the Company’s diversity profile annually and consider progress against its objectives when assessing Board renewal and leadership succession.

A copy of the Diversity Policy is available on the Company’s website. Following completion of the Calibre Transaction and the appointment of five former Calibre directors, three (30%) of the Company’s directors were women.

Director Share Ownership

The Board believes that meaningful share ownership further aligns the interests of directors with those of shareholders. Non-executive directors of Equinox Gold are required, pursuant to the Company’s share ownership policy, to own Shares with a market value equal to four times the gross amount of their annual cash director retainer (Share Ownership Policy). Directors must achieve this level of share ownership within five years from the date they are elected or appointed a director of the Company, or within five years from October 31, 2019, whichever is later.

The share ownership requirement of each non-executive director is evaluated annually.

Once a non-executive director has attained the level of share ownership prescribed by the Company’s Share Ownership Policy, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Shares that may reduce the value of those holdings. However, if a non-executive director fails to attain the relevant level of share ownership within the prescribed timeframe, such non-compliance will be considered by the CN Committee when determining whether to recommend the relevant director as a nominee for election at the Company’s subsequent annual meeting.

A copy of the Share Ownership Policy is available on the Company’s website. The number of Shares held by each director as at the Record Date is contained in the profile of each director, starting on page 17 of this Circular. All directors have met the share ownership requirement.

Board Interlocks

As of the date of this Circular, certain directors and an officer of the Company serve together on the boards of other issuers. Omaya Elguindi, Douglas Forster, Blayne Johnson, Ryan King and Michael Vint are directors of Newcore Gold Inc. (Newcore Gold). Douglas Forster, Ryan King and Michael Vint also serve as directors of Edgewater Exploration Ltd. (Edgewater), and Douglas Forster and Blayne Johnson serve as directors of Featherstone Capital Inc. (Featherstone).

The Company has determined that these interlocking directorships do not give rise to any conflicts of interest that would impair the ability of the applicable directors or officer to act in the best interests of Equinox Gold. Newcore Gold operates in Africa and does not compete with, or constitute an affiliate of, the Company. Edgewater is a non-operating venture issuer and does not compete with, or constitute an affiliate of, the Company. Featherstone is a private company and has no current or former commercial relationship with the Company.

In considering any overlapping directorships or officer positions with other public companies, the CN Committee and the Board assess whether any actual or potential conflicts of interest may arise and require that any affected director comply with the Company’s conflict of interest procedures, including recusal from discussions and decisions where appropriate.

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COMMITTEES OF THE BOARD

The Board has established three standing committees: the Audit Committee, the CN Committee, and the Environment, Social and Governance Committee (ESG Committee) to assist the Board in carrying out its oversight responsibilities. The Board has delegated certain oversight responsibilities to its committees, including financial reporting and risk management matters to the Audit Committee; governance, succession planning and compensation matters to the CN Committee; and environmental, safety and sustainability matters to the ESG Committee.

The Board, through its committees, also oversees the Company’s enterprise risk management framework, including financial, operational, environmental and social risks, and regularly reviews management’s processes for identifying, assessing and managing key risks facing the Company.

Committee membership is reviewed annually by the CN Committee, and any proposed changes are recommended to the Board for approval. Each committee has a written charter describing its purpose, organization, powers and responsibilities. The charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CN Committee and the Board. The charters are available on the Company’s website.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal controls over financial reporting, as well as aspects of enterprise risk management within its mandate, including cybersecurity risks, reviewing certain public disclosure documents, and monitoring the performance and independence of the Company’s internal and external auditors.

The Audit Committee is also responsible for reviewing the Company’s interim and annual financial statements and accompanying MD&A before their approval by the Board. For more information about the Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s most recent Annual Information Form, which is available on the Company’s website, on SEDAR+ and on EDGAR. The Audit Committee is also responsible for reviewing the Company’s interim and annual financial statements and accompanying MD&A before their approval by the Board.

Membership and Meetings

Members: From January 1, 2025 to June 17, 2025, the Audit Committee was composed of the following three independent directors of the Company: Lenard Boggio (Chair), Trudy Curran and Gordon Campbell. On completion of the Calibre Transaction, the Audit Committee was re-constituted and is currently composed of the following three independent directors of the Company: Lenard Boggio (Chair), Trudy Curran and Mike Vint.

Meetings: The Audit Committee met four times in 2025.

Independence

Each member of the Audit Committee is considered independent under National Instrument 52-110 – Audit Committees. The profiles of each committee member set out in the “Nominees for Election as Directors” section starting on page 17 of this Circular describe each member’s relevant knowledge and experience to serve on the Audit Committee and support the effective fulfillment of the committee’s mandate under its charter.

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Experience and Financial Literacy

All current members of the Audit Committee are considered financially literate. For this purpose, financially literate means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to those that can reasonably be expected to arise in the Company’s financial statements.

In addition, as a Fellow of the Chartered Professional Accountants of Canada and a former partner of one of Canada’s leading accounting firms, Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the U.S. Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

Cybersecurity

Cybersecurity risk is considered part of the Company’s broader enterprise risk management framework and is regularly reviewed by the Audit Committee and reported to the Board.

The Company’s cybersecurity program is constructed around the following key pillars, which help the Company respond quickly to security threats and ensure business continuity: (i) framework adoption, (ii) robust defense system, (iii) threat surface minimization, (iv) data flow monitoring, (v) rapid recovery, and (vi) workforce education. Management reports regularly to the Audit Committee and the Board on the Company’s cybersecurity program, including threat monitoring, incident response preparedness, third-party risk management, employee awareness and training, and material developments in the Company’s cyber risk profile. The Board’s oversight framework includes escalation protocols for significant incidents and periodic review of the effectiveness of the Company’s cyber risk management practices.

The Company did not experience any successful cybersecurity attacks during 2025.

Compensation and Nomination Committee

The CN Committee is responsible for overseeing the Company’s governance framework and promoting corporate governance best practices and works closely with the Company’s Corporate Secretary to ensure the CN Committee is aware of developments and emerging trends in corporate governance.

Membership and Meetings

Members: From January 1, 2025 to June 17, 2025, the CN Committee was composed of the following three independent directors of the Company: Dr. Sally Eyre (Chair), Maryse Bélanger, and Gordon Campbell. On completion of the Calibre Transaction, the CN Committee was reconstituted and is currently composed of the following three independent directors of the Company: Omaya Elguindi (Chair), Trudy Curran, and Blayne Johnson. All such directors possess the relevant knowledge and experience to serve on the CN Committee and support the effective fulfillment of the committee’s mandate under its charter.

Meetings: The CN Committee met six times in 2025.

Independence

Each member of the CN Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles of each committee member set out in the “Nominees for Election as Directors” section starting on page 17 describe the relevant knowledge and experience of each member supporting their service on the CN Committee and the effective fulfillment of the committee’s mandate under its charter.

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Experience

All members of the CN Committee have direct experience relevant to their responsibilities as CN Committee members. All members of the CN Committee have in-depth knowledge of compensation matters and their expertise enables them to assess the relative benefits and costs of compensation plans. CN Committee Chair, Omaya Elguindi, has over 20 years of experience as a senior executive, founder, and director of companies. Trudy Curran is a lawyer and businesswoman who has been an independent director of several resource companies, with over 30 years of experience in governance, human resources and executive compensation across a range of industries. Blayne Johnson brings over 38 years of experience in capital markets, mergers and acquisitions, and equity and debt financing. The members’ combined experience provides them with insight into the specific risks and success factors applicable to the Company’s operations, which is important in setting and measuring the Company’s performance metrics. Additional information about each member of the CN Committee is contained in each of his or her relevant profile, starting on page 17 of this Circular.

Environment, Social and Governance Committee

The ESG Committee is responsible for overseeing the development and implementation of the Company’s standards, policies and programs relating to environment, social and governance matters, including health, safety, sustainable development, climate change, community relations, human rights, government relations and social responsibility, and for monitoring the Company’s performance in these areas.

Membership and Meetings

Members: From January 1, 2025 to June 17, 2025, the ESG Committee was composed of the following three independent directors of the Company: Maryse Bélanger (Chair), Marshall Koval, and Trudy Curran. On completion of the Calibre Transaction, the ESG Committee was reconstituted and is currently composed of the following three independent directors of the Company: Maryse Bélanger (Chair), Marshall Koval, and Douglas Forster.

Meetings: The ESG Committee met four times in 2025.

Independence

Each member of the ESG Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles of each committee member set out in the “Nominees for Election as Directors” section starting on page 17 describe the relevant knowledge and experience of each member supporting their service on the ESG Committee and the effective fulfillment of the committee’s mandate under its charter.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Compensation Overview

The Company’s executive compensation program is designed to support long-term value creation by aligning executive incentives with strategic priorities, operational performance, disciplined capital allocation and responsible risk management. During fiscal 2025, the program evolved following completion of the Calibre Transaction to reflect the Company’s expanded scale, strategic priorities and performance objectives.

The Company’s executive compensation program incorporates the following governance practices that support pay-for-performance and alignment with shareholder interests.

WHAT WE DO	WHAT WE DON’T DO

•       Significant portion of pay contingent on performance.

•       Performance measured against strategic, operational and financial metrics aligned with Company objectives.

•       Competitive compensation levels designed to attract and retain high-calibre executives while maintaining performance-oriented pay.

•       Long-term, equity-based compensation aligned with performance.

•       Performance share units (PSUs) as the primary long-term incentive for senior executives that cliff vest on a three-year cycle.

•       Restricted share units (RSUs) that vest over three years.

•       Share ownership requirements.

•       CEO share retention requirement to hold vested RSU and PSU Shares for at least 12 months following vesting.

•       Compensation peer group benchmarking aligned with Equinox Gold’s size, operational scope and jurisdiction of organization.

•       Annual Say-on-Pay advisory vote by shareholders.

•       Clawback policy for incentive compensation.

•       Independent CN Committee oversight of executive compensation.

•       Do not issue stock options as part of the Company’s ongoing compensation program.

•       Do not permit insider hedging or monetization transactions involving Company securities.

•       Do not provide single-trigger change of control payments.

•       Do not provide excessive severance, with a maximum entitlement of two times base salary and target bonus.

•       Do not provide loans to senior executives.

•       Do not grant excessive perquisites or retirement benefits outside standard programs.

Equinox Gold intends to continue evolving its compensation practices to attract, retain and motivate the leadership team required to operate and grow the business in a disciplined manner.

The following discussion explains how the Company’s executive compensation framework operated in 2025 and how performance outcomes informed compensation decisions.

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Transformational Year for Equinox Gold

2025 was a transformational year for Equinox Gold. Founded in December 2017 with the vision of building a diversified, Americas-focused gold mining company, Equinox Gold believes scale and diversification provide operational synergies, improved access to capital and a more resilient risk profile.

Equinox Gold has pursued a strategy to expand production from its asset base through exploration and development, complemented by acquisitions. Since 2017, Equinox Gold has completed several transactions and evolved from a single-asset developer into a multi-asset gold producer with operations across the Americas, a multi-million-ounce reserve base and a pipeline of development and expansion projects.

On June 17, 2025, Equinox Gold completed the Calibre Transaction, pursuant to which Equinox Gold acquired 100% of the issued and outstanding common shares of Calibre. The Calibre Transaction expanded Equinox Gold’s portfolio to include the Libertad and Limon operating mine complexes in Nicaragua, the Pan Mine in the U.S. and the Valentine Mine, at that time a project under development, in Newfoundland & Labrador, Canada.

Upon completion of the Calibre Transaction, Blayne Johnson, Doug Forster, Omaya Elguindi and Mike Vint, former directors of Calibre, joined the Board. Concurrently, Sally Eyre and Gordon Campbell resigned from the Board. On July 21, 2025, Darren Hall, former President and CEO of Calibre, was appointed CEO and a director of the Company.

Operational and Strategic Milestones in 2025

Equinox Gold achieved several operational and strategic milestones in 2025 in connection with its operations and the Calibre Transaction, including the following:

•	On June 11, 2025, prior to completion of the Calibre Transaction, the Company updated its 2025 gold production and cost guidance to reflect the pending transaction, a slower-than-planned ramp-up at Greenstone in Ontario and revised expectations at the Company’s operations in Brazil. Production guidance was updated to 785,000 to 915,000 ounces of gold with expected cash costs of $1,400 to $1,500 per ounce and AISC of $1,800 to $1,900 per ounce.(1)
•	In September 2025, the Company achieved first gold production at Valentine and declared commercial production in November 2025, ahead of schedule.
•	On October 1, 2025, Equinox Gold completed the sale of the Pan Mine and certain other Nevada assets as part of asset portfolio optimization.
•	On December 14, 2025, Equinox Gold announced an agreement to sell its 100% interest in the Aurizona Mine, RDM Mine and Bahia Complex (comprising the Santa Luz and Fazenda Mines) in Brazil, which closed on January 23, 2026, supporting asset portfolio optimization and debt reduction.
•	In 2025, the Company achieved record full-year gold production of 922,827 ounces, including 856,909 ounces within 2025 Guidance, plus an additional 65,918 ounces from Valentine, Los Filos and Castle Mountain. Operational improvements at Greenstone yielded positive results quarter-over-quarter and ramp-up of Valentine progressed well, with 23,816 gold ounces poured at Valentine in 2025.
•	The Company’s share price on the TSX increased from C$8.62 at the closing date of the Calibre Transaction, to C$19.29 at December 31, 2025.
•	Reduced total debt by approximately $1.1 billion since June 30, 2025, ending January 2026 with net debt of $75 million, enabling the Company to initiate a quarterly dividend and a Share buyback program in the first quarter of 2026.

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1 Cash costs per ounce and AISC per ounce are non IFRS measures. See “Non IFRS Measures”.

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These achievements reflect progress in strengthening the Company’s operating platform, balance sheet and growth profile. The Company remains committed to operating responsibly and safely, creating economic and social benefits for host communities, and fostering a safe and inclusive workplace for employees and contractors. The Company’s objective is to be a top-quartile valued gold producer, delivering strong per-share returns.

Leadership Changes in 2025

Following completion of the Calibre Transaction, the Company implemented several executive leadership changes to align the organization with its expanded operating platform and focus on operational excellence, including the following changes affecting the Company’s named executive officers (NEOs):

•	Effective July 21, 2025, Greg Smith’s employment as CEO ended and the Board appointed Darren Hall as CEO. Mr. Hall previously served as President and CEO of Calibre and, following completion of the Calibre Transaction, assumed the role of President and Chief Operating Officer (COO) of the Company.
•	Effective June 30, 2025, Doug Reddy’s employment as COO ended. David Schummer, formerly COO of Calibre, was appointed Executive Vice President (EVP), Operations and was subsequently appointed COO on July 21, 2025.
•	Effective June 30, 2025, Scott Heffernan’s employment as EVP, Exploration ended.
•	Effective August 1, 2025, Daniella Dimitrov, formerly Chief Financial Officer (CFO) of Calibre, was appointed EVP, Sustainability, People and Strategy.

Named Executive Officers

The following discussion and analysis provides information about Equinox Gold’s executive compensation for 2025. In certain instances, the compensation practices and other matters described also apply to other members of management; however, the discussion and analysis that follows relates specifically to the following individuals who were NEOs in 2025:

•	Darren Hall, CEO
•	Greg Smith, former President and CEO
•	Peter Hardie, CFO
•	David Schummer, COO
•	Daniella Dimitrov, EVP Sustainability, People and Strategy
•	Susan Toews, General Counsel and Corporate Secretary

Daniella Dimitrov was subsequently appointed Chief Strategy & Risk Officer, effective January 22, 2026. Susan Toews left her role as General Counsel and Corporate Secretary effective February 12, 2026.

2025 Compensation Decisions

In evaluating management’s performance and determining compensation outcomes for 2025, the CN Committee considered the operational challenges experienced in the first half of the year, completion and integration of the Calibre Transaction, improved operating performance in the second half of the year, and overall financial performance, production results and share price performance.

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2025 Compensation Outcomes

The annual and long-term performance evaluation resulted in the following pay outcomes for the NEOs:

•	Short-term incentive payments (STIP Payments) of 82.5% of target for the period between January 1, 2025 and June 30, 2025 for the NEOs who were officers of the Company during that period, and 176.8% of target for the period between July 1, 2025 and December 31, 2025.
•	The PSUs granted on April 24, 2023 and vested on December 31, 2025 paid out at 102.5% of target, based on a combination of time-based vesting and performance metrics including gold production, cash costs and Greenstone Mine development performance.

Executive Compensation Philosophy and Objectives

2025 Say on Pay Result

At the Company’s 2025 annual meeting of shareholders, the advisory resolution approving the Company’s approach to executive compensation received 97.71% support from votes cast. The Board reviewed that result and believes it reflects continued shareholder support for the Company’s compensation framework. The Company continues to consider shareholder feedback as part of its ongoing review of executive compensation and governance practices.

Compensation Philosophy and Framework

Equinox Gold’s executive compensation philosophy is designed to incentivize management to deliver on strategic priorities that drive long-term shareholder value. The Company emphasizes variable compensation linked to performance, with a significant portion delivered through long-term equity incentives. The Company seeks to create value for shareholders by:

•	delivering on operational targets, including safety, costs, production and environmental and social performance;
•	maintaining a strong financial position and disciplined capital allocation; and
•	achieving sustainable growth through exploration, project development and continuous improvement of existing operations, complemented by disciplined acquisitions.

The Board, upon recommendations of the CN Committee, oversees the Company’s compensation framework. The CN Committee retains discretion to adjust compensation outcomes, up or down, where appropriate, to reflect overall Company performance and the broader context in which results were achieved.

In determining executive compensation, the Board considers internal equity and external market benchmarking, alignment of management’s long-term interests with those of shareholders, the Company’s financial and operating performance, individual performance and contributions toward achieving corporate objectives, and advice from independent compensation consultants retained by the CN Committee where appropriate.

NEO compensation is reviewed annually, including benchmarking against peer companies of comparable size, complexity, stage of development and jurisdiction of operations and organization, to ensure compensation remains competitive and performance-oriented. Base salaries are generally targeted at or below the peer group median, while short-term and long-term incentives are generally positioned near the median, with the opportunity for above-median realized compensation based on superior performance.

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Compensation Risk Management

The Board and the CN Committee actively oversee the design and administration of the Company’s executive compensation programs to ensure they do not encourage inappropriate or excessive risk-taking. In conducting its annual compensation risk assessment, the CN Committee considers program structure, performance metrics, payout curves, caps, governance safeguards and alignment with shareholder returns. The Company’s executive compensation framework incorporates the following risk-mitigating features:

•	Balanced compensation mix and long-term orientation: Executive compensation includes a balanced mix of fixed (base salary) and variable components (short- and long-term incentives), rewarding near-term performance while promoting sustainable value creation. This structure discourages short-term risk-taking by aligning a meaningful portion of compensation with long-term performance, while base salary provides a stable component of compensation that moderates reliance on short-term incentive outcomes.
•	Balanced performance metrics: Short-term incentive objectives reflect a diversified and balanced set of performance metrics, including safety, operating, financial, growth and share price performance. This supports balanced decision-making and disciplined execution of near-term priorities while maintaining focus on long-term sustainability.

•	Meaningful caps on incentive payouts: STIP Payments are capped at 200% of target. PSUs are capped at up to 300% of the number granted, with PSUs granted to NEOs to date capped at 200%. These payout limits are intended to limit upside exposure.
•	Multi-year vesting and performance periods: Long-term incentive awards vest over multi-year periods. RSUs generally vest over three years and PSUs are subject to annual performance assessment and cliff vest after three years. This structure reinforces long-term accountability and alignment with strong Company performance.
•	Share ownership requirements: Certain NEOs are subject to minimum share ownership requirements, as described below, to promote meaningful and ongoing alignment between the interests of executives and Shareholders.
•	Prohibition on hedging and speculative trading: Under the Company’s Insider Trading and Use of Inside Information Policy, executives are prohibited from engaging in speculative transactions involving Company securities, including short selling, trading options on Company securities or entering into hedging arrangements that offset economic exposure to Company equity.
•	“Clawback” policy: The Company has an Executive Compensation Recovery Policy applicable to all current and former officers and permits the recovery of incentive compensation following a required restatement of financial, technical or operating results and in specified circumstances involving fraud, misconduct or negligence. Recovery may be pursued whether or not the individual remains employed by the Company at the time enforcement is initiated.
•	Independent compensation advisors: The CN Committee has the authority to retain independent compensation advisors and other external experts to provide objective advice and market data in support of its oversight of executive compensation matters. The CN Committee evaluates advisor independence in accordance with applicable governance standards.
•	Active Board oversight and structured discretion: Annual corporate objectives, performance outcomes and incentive award determinations are reviewed by the CN Committee and approved by the Board. The Board retains discretion to adjust, up or down, incentive outcomes to ensure compensation appropriately reflects overall Company performance and the experience of shareholders.

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Compensation Governance

CN Committee

The CN Committee assists the Board in fulfilling its oversight responsibilities relating to executive compensation, human resources matters, director nominations and corporate governance. The CN Committee meets at least four times annually and holds in camera sessions without management present. The CN Committee’s principal duties and responsibilities include:

•	reviewing and recommending to the Board the Company’s executive compensation philosophy, strategy and programs, including base salaries, short- and long-term incentive plans, share-based plans, benefits, perquisites and employment or change of control arrangements;
•	reviewing and recommending to the Board the compensation of the CEO and other senior executive officers, including base salaries, incentive awards and equity grants;
•	reviewing corporate objectives relevant to senior executives, evaluating performance against those objectives and overall Company performance, and recommending compensation outcomes;
•	reviewing and recommending to the Board the compensation of directors, including retainers, equity-based awards and other benefits;
•	reviewing executive compensation disclosure included in the management information circular;
•	overseeing risks arising from the Company’s compensation policies and practices; and
•	overseeing succession planning and leadership development for senior executive roles and Board succession planning.

In carrying out its responsibilities, the CN Committee works with management, as appropriate, to administer the Company’s short-term and long-term incentive plans, review annual incentive and equity awards before recommendation to the Board, consider special compensation arrangements or retention programs when necessary, and establish performance objectives for the CEO and evaluate the CEO’s annual performance.

Composition of the CN Committee and Activities During 2025

From January 1, 2025 until June 17, 2025, the CN Committee was composed of the following three independent directors: Dr. Sally Eyre (Chair), Maryse Bélanger and Gordon Campbell.

Upon completion of the Calibre Transaction, the CN Committee was reconstituted and is currently comprised of Omaya Elguindi (Chair), Trudy Curran and Blayne Johnson. All members of the CN Committee are independent and possess the relevant knowledge and experience to fulfill the Committee’s mandate and responsibilities (see “Compensation and Nomination Committee - Experience”).

Following completion of the Calibre Transaction, the CN Committee reviewed the Company’s executive compensation framework to ensure alignment with the Company’s increased scale and evolving strategic priorities. As part of this review, the CN Committee refined the short-term incentive framework, including updates to Corporate Performance metrics (as defined below), established a revised peer group for compensation benchmarking and updated the long-term incentive design for 2026, including target incentive levels, operational and financial performance metrics and award composition.

Management Role in Compensation Decision Making

Members of management may attend CN Committee meetings at its invitation to provide information, analysis and recommendations regarding executive compensation matters. Management participates in an advisory capacity only and does not participate in discussions or decisions regarding their own compensation. The CN Committee meets in camera, without management present, when discussing CEO performance and compensation and at such other times as the CN Committee considers appropriate. The Board retains ultimate responsibility for executive compensation decisions.

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Member(s) of Management	Role in Compensation Decision Making
VP Human Resources	Regularly presents information to the CN Committee to assist in decision making and communicates management’s experiences of the effectiveness of compensation programs to attract, retain and reward qualified personnel to oversee the Company’s business strategy.
CEO	Makes recommendations with respect to performance metrics, performance results and with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CN Committee and Board consideration.
Management team	Oversees day-to-day compensation matters within the approved operating budgets and within the parameters of the Company’s compensation philosophy.

Succession Planning

The Board, with support from the CN Committee, oversees succession planning for the CEO, NEOs and other critical leadership roles. Succession planning is reviewed periodically and is intended to support leadership continuity, risk mitigation and long-term organizational stability.

The Company maintains both emergency and long-term succession plans. Emergency succession planning identifies qualified individuals who could assume key executive responsibilities on an interim basis should an unexpected vacancy arise. Long-term succession planning focuses on identifying and developing internal and external candidates capable of assuming leadership roles over time.

In assessing succession candidates, the Board and the CN Committee consider the skills, experience, leadership capabilities and strategic alignment required for each role, as well as candidate readiness timing and development needs.

In 2025, following the Calibre Transaction and the expansion of the Company’s operations and renewed focus on operational excellence, the Company advanced its leadership succession planning through the appointment of Mr. Hall as CEO, Mr. Schummer as COO and Ms. Dimitrov as EVP, Sustainability, People and Strategy, together with other key leadership appointments. These changes supported a strengthened leadership structure and the effective execution of the Company’s operational and growth strategy.

Use of Compensation Consultants

Since 2017, the CN Committee has retained Lane Caputo Compensation Inc. (Lane Caputo) as its independent compensation consultant to assist the CN Committee in carrying out its executive and director compensation oversight responsibilities. Lane Caputo is engaged by Equinox Gold, and reports directly to the CN Committee.

The CN Committee approves the scope of work and fees of Lane Caputo, and any other compensation consultant retained to support its mandate, and informs the Board of such engagements. The CN Committee also assesses the independence of any such consultant in accordance with applicable governance standards.

Lane Caputo provides the CN Committee with independent advice and market data, including peer group development and benchmarking, comparative analysis of executive and director compensation practices among peer companies and the broader market, and updates on evolving compensation trends, governance developments and regulatory considerations.

Name of Consultant	Executive Compensation-related Fees ($)		All Other Fees ($)
	2025	2024	2025	2024
Lane Caputo	82,031	43,268	-	-

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2026 Annual Meeting of Shareholders

Benchmarking

The CN Committee uses external benchmarking as a reference point in assessing the competitiveness and appropriateness of the Company’s executive compensation programs. To assess market competitiveness, the CN Committee compares Equinox Gold’s executive compensation practices and pay levels against a peer group of publicly traded gold mining companies. The peer group is reviewed periodically, and at least annually, to ensure it remains relevant.

In selecting the peer group, the CN Committee considers companies that operate in comparable labour, industry and capital markets, are of similar scale based on annual gold production, asset portfolio and operational complexity, and operate in similar jurisdictions. The CN Committee also considers the compensation practices of peer companies demonstrating strong operational and financial performance, including those achieving top-quartile performance within the sector.

The CN Committee exercises judgment in selecting and applying peer group data, recognizing that no single peer group perfectly reflects the Company’s size, complexity and strategic positioning.

Benchmarking data is used as one reference point in the CN Committee’s decision-making process and does not solely determine compensation outcomes. The CN Committee also considers Company performance, individual performance, experience, internal pay equity and broader market conditions in determining compensation recommendations.

For purposes of assessing relative total shareholder return under the Company’s STIP and long-term incentive (LTI) programs, the Company used a capital markets peer group that is substantially consistent with, but not identical to, the compensation peer group.

2025 Peer Group Companies

In determining executive compensation, the CN Committee considers peer group compensation data for comparable executive roles. The Company used the following peer group to benchmark 2025 compensation:

Alamos Gold Inc.	B2Gold Corp.	Coeur Mining, Inc.
Centerra Gold Inc.	DPM Metals Inc.	Eldorado Gold Corporation
Evolution Mining Limited	Fortuna Mining Corp.	Hecla Mining Company
IAMGOLD Corporation	New Gold Inc.	OceanaGold Corporation
SSR Mining Inc.

Equinox Gold Comparison to 2025 Peer Group

	Annual Revenue (1) ($)	Enterprise Value (2) ($)	Annual Gold Production (oz) (3)	Number of Producing Mines	Market Capitalization (2) ($)
75th Percentile	1,220	3,488	570,000	3	3,629
Median	1,084	2,985	505,000	4	2,442
25th Percentile	873	1,844	570,000	5	1,710
Equinox Gold	1,070	3,906	635,000	8	2,446
Relative Positioning	Median	Upper Quartile	Upper Quartile	Upper Quartile	Median

Notes:

1.	Sum of most recent four quarters ended before compensation review (in thousands).
2.	Enterprise value and market capitalization measures as at August 2024 (in millions).
3.	Gold equivalent ounces produced in 2024.

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2026 Annual Meeting of Shareholders

Components of NEO Compensation

The CN Committee refined the components of NEO compensation as part of its comprehensive review of the Company’s executive compensation framework following completion of the Calibre Transaction. This review considered the Company’s increased scale, expanded operational footprint and evolving strategic priorities. In addition, certain adjustments were made to executive compensation to reflect the increased scope and complexity of the responsibilities of certain NEOs.

Compensation of NEOs for the year ended December 31, 2025 consisted of base salary, STIP Payments, LTI awards comprising RSUs and PSUs, and other compensation including group health benefits.

The Company’s compensation program is designed to target total direct compensation near the median of the Company’s peer group, while providing the opportunity for above-median realized compensation where performance exceeds established objectives, aligning realized pay with Company performance.

What We Pay	Why We Pay It	How It Works
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.

Paid semi-monthly.

Base salaries are set in the first quarter of each year for the 12-month period of January to December. In 2025, adjustments were made mid-year to certain NEOs to reflect changes following the Calibre Transaction.

STIP Payments	Focuses and rewards NEOs for achieving the annual operating plan, budget and short-term objectives.

STIP Payments are paid at the discretion of the Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

STIP Payments can range from 0% to 200% of target and are paid in the first quarter following the performance year.

LTI Awards	Focuses executives on creating long-term shareholder value and aligns management’s interests with those of shareholders.

LTI awards are granted at the discretion of the Board based on targets set as a percentage of base salary. Awards are granted as a combination of RSUs and PSUs. In 2026 NEO LTI awards were granted 75% in PSUs and 25% in RSUs.

Time-based RSUs granted from 2022 onwards are subject to a three-year vesting restriction. Grants vest 33% one year after grant, 33% two years after grant, and the remaining 34% three years after grant.

PSUs are subject to performance assessments and cliff vest after three years.

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2026 Annual Meeting of Shareholders

What We Pay	Why We Pay It	How It Works
Employee Share Purchase Plan	Assists in attracting and retaining executives and aligns management’s interests with those of shareholders.

Eligible employees could choose to contribute between 1% and 5% of their eligible earnings to purchase Shares. Equinox Gold would match 100% of an employee’s contributions, up to specified annual maximum amounts.

Participation in the plan is voluntary, with certain NEOs participating in 2025. As of 2026, the plan is not offered to NEOs and it will be replaced with a Group RRSP for Canadian executives, with the option to purchase Shares.

Benefits	Assists in attracting and retaining executives and provides access to benefits that may not be available to individuals on comparable terms.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A flexible spending account covering healthcare and lifestyle eligible expenses is also provided.

The relative weighting of these compensation components reflects the Company’s emphasis on performance-based and long-term compensation. In 2025, base salary (fixed pay) represented between 18% and 27% of total compensation for the Company’s continuing NEOs, as described in more detail below.

Base Salary

Base salaries are reviewed annually by the CN Committee and the Board and are determined with reference to the scope and responsibilities of each NEO’s role, relevant peer group benchmarks, the Company’s scale and complexity, individual experience and performance, and the Company’s financial capacity. Base salary is intended to provide a fixed level of compensation that reflects the executive’s role and supports retention, while placing appropriate emphasis on performance-based variable compensation.

The base salaries of the NEOs as at December 31, 2025 are set out below. Amounts presented on an annualized basis for comparability, including for NEOs who were employed for only a portion of the year:

NEO	Annual Base Salary 2025 ($)
Darren Hall (1)	626,639
Greg Smith (2)	626,639
Peter Hardie	445,716
David Schummer (3)	500,000
Daniella Dimitrov (4)	437,190
Susan Toews (5)	355,727

Notes:

1.	Mr. Hall was appointed President and COO effective June 17, 2025 and was subsequently appointed CEO effective July 21, 2025.
2.	Mr. Smith’s employment as CEO ended effective July 21, 2025.
3.	Mr. Schummer was appointed EVP, Operations effective June 17, 2025 and was subsequently appointed COO effective July 21, 2025.
4.	Ms. Dimitrov was appointed EVP, Sustainability, People and Strategy effective August 1, 2025 and was subsequently appointed Chief Strategy & Risk Officer effective January 22, 2026.
5.	Ms. Toews left her role as General Counsel and Corporate Secretary effective February 12, 2026.

STIP Payments

STIP Payments represent the short-term variable component of NEO compensation and are designed to align compensation outcomes with the Company’s annual operating, financial and strategic performance. Target STIP opportunities are established as a percentage of base salary. Actual payouts may range from 0% to 200% of the target opportunity, depending on performance, which means that the maximum STIP payout is 200% of target (not an additional 200% of base salary).

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2026 Annual Meeting of Shareholders

Performance Metrics and Determination Process

STIP Payments are determined based on a combination of corporate performance metrics approved by the CN Committee (Corporate Performance) and, where applicable, individual performance metrics, with the relative weighting of each component varying by role to reflect the NEO’s level of influence over Company-wide outcomes.

In the first quarter of each year, upon the recommendation of the CN Committee, the Board approves the Corporate Performance metrics and assigns a weighting to each metric, expressed as a percentage, with the total target Corporate Performance rating equal to 100%. Following year-end, the CN Committee reviews performance against the approved Corporate Performance metrics and determines an overall rating. Performance may be assessed below, at, or above target levels, and the resulting score for each metric may therefore be less than, equal to or greater than its assigned weighting.

The aggregate rating is calculated as the sum of the individual metric scores and may exceed or fall below 100%. The CN Committee retains discretion in exceptional circumstances to adjust the resulting rating to reflect relevant events, circumstances or qualitative considerations that may not be fully captured by the formulaic assessment of the approved metrics. The recommended rating is submitted to the Board for approval.

Final Determination of STIP Payments

Once preliminary STIP Payments are calculated based on the approved rating, the CN Committee reviews total direct compensation for each NEO, taking into account factors such as peer group positioning, share price performance and significant events or transactions during the year. The CN Committee may exercise discretion, in exceptional circumstances, to adjust proposed awards, up or down, where warranted, to ensure compensation outcomes appropriately reflect overall Company performance and the experience of shareholders.

In 2025, upon the recommendation of the CN Committee, the Board approved STIP Payments based 100% on Corporate Performance metrics for both the period before completion of the Calibre Transaction and the period following its completion.

2025 Corporate Performance

Initial 2025 Corporate Performance Metrics

For NEOs who served with the Company before completion of the Calibre Transaction, performance was assessed against the Corporate Performance metrics approved by the Board at the beginning of 2025. These metrics reflected the Company’s operating portfolio and strategic priorities before entering into the Calibre Transaction and were applied for the period from January 1, 2025 to June 30, 2025. The Corporate Performance metrics applicable to this period were as follows:

Category	Weight	Target Metrics	Result
ESG	5%	TRIFR of 2.85 million hours worked (1)	150%
	3%	SEIFR of 1.20 million hours worked (1)	150%
	2%	RGMP external assurance of two sites (2)	150%
Development	10%	Advance Castle Mountain engineering to plan; advance Aurizona underground development, Mesquite and RDM capital stripping; progress responsible Los Filos closure or advance engineering for CIL plant	150%
Operations	20%	Achieve gold production guidance	0%
	10%	Achieve cash costs guidance	0%
	10%	Achieve gross cash operating costs	0%
Exploration / Mineral Resource and Mineral Reserve	7.5%	Reserve replacement	150%
	2.5%	Resource growth	150%

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2026 Annual Meeting of Shareholders

Category	Weight	Target Metrics	Result
Continuous Improvement	5%	Financial benefits in cost reduction and cash flow generation	150%
Corporate	20%	Implement identified strategic objectives	150%
Total	100%		82.5%

Notes:

1.	TRIFR = total recordable injury frequency rate. SEIFR = significant environmental incident frequency rate.
2.	RGMP = the World Gold Council’s Responsible Gold Mining Principles.

Updated 2025 Corporate Performance Metrics - After the Calibre Transaction

Following completion of the Calibre Transaction on June 17, 2025, the Company’s operating platform, production profile and strategic priorities changed materially. Accordingly, the Board, upon the recommendation of the CN Committee, approved a revised set of metrics applicable for the period from July 1, 2025 to December 31, 2025 to align with the Company’s expanded asset base and operating portfolio. These revised metrics were established to align performance assessment with the Company’s post-transaction operating platform and not to adjust for performance outcomes.

For NEOs who served with Equinox Gold before completion of the Calibre Transaction, STIP outcomes for 2025 reflected performance achieved during two separate periods of the year, based on the metrics applicable before and after completion of the Calibre Transaction.

NEOs who joined Equinox Gold in connection with the Calibre Transaction participated in Calibre’s short-term incentive program for the first half of 2025, which was paid at target upon closing of the Calibre Transaction. These NEOs then participated in the Company’s STIP program based on the updated Corporate Performance framework for the second half of 2025.

In light of the transformational nature of 2025 for the Company and the integration of the Calibre Transaction, the CN Committee determined that STIP outcomes for 2025 would be based entirely on corporate performance, with no individual component applied, reflecting the collective accountability of the executive leadership team for overall results. The Corporate Performance metrics for the period from July 1, 2025 to December 31, 2025 were as follows:

Category	Weight	Target Metrics	Result	Assessment
Safety & Sustainability	10%	2.85 TRIFR (1) (July 1 to December 31, 2025) This component will be 0% if there is a workplace fatality or significant social or environmental incident	20.0%	1.73 TRIFR
Gold Production	30%	440,000 ounces of gold produced (July 1 to December 31, 2025)	39.4%	455,697 ounces of gold
Total Equinox Spend	20%	$1,402 million spent on operating costs, capital costs and G&A (July 1 to December 31, 2025), excluding financing, royalties, production taxes etc.	37.3%	$1,337 spent
Total Shareholder Return (%)	40%	Straight line assessment from threshold to maximum based on ranking to peer group	80%	Ranked first compared to peer group
Total	100%		176.8%

Notes:

1.	TRIFR = total recordable injury frequency rate.

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2026 Annual Meeting of Shareholders

In assessing Corporate Performance for 2025, the CN Committee considered the completion and integration of the Calibre Transaction, the ramp-up of Greenstone and advancement of key growth projects, including Valentine. It also considered the successful execution of several strategic initiatives during the year, including achieving first gold and declaring commercial production at Valentine, completing the sale of the Company’s Nevada assets and reaching an agreement to sell the Company’s Brazilian assets. The CN Committee further considered the Company’s full-year operating and financial results, the performance of the Calibre assets, improved performance at several key assets, including Greenstone, the significant increase in the Company’s share price and continued optimization of the Company’s asset portfolio.

The CN Committee determined the Corporate Performance outcomes under the two performance frameworks applicable to 2025, which were used to determine STIP outcomes for 2025.

2026 Corporate Performance Metrics

The CN Committee approved the 2026 Corporate Performance metrics to align executive incentives with the Company’s key operational, financial and shareholder value priorities. STIP outcomes for NEOs in 2026 will be determined entirely based on Corporate Performance, with no individual component. The approved metrics include safety and sustainability, gold production, disciplined management of operating and capital expenditures across the portfolio and relative total shareholder return.

STIP Payment Targets and Actual Awards

STIP Payments are based on the Company’s performance against Corporate Performance metrics. Target STIP opportunities are expressed as a percentage of base salary and are established for each NEO based on their role and responsibilities. Actual payouts are determined based on the level of Corporate Performance achieved during the year and are recommended by the CN Committee and approved by the Board. Payments may range from 0% to 200% of target for all NEOs based on performance and are subject to Board discretion, as described above.

To more closely align the CEO’s pay with Corporate Performance, the CN Committee positioned the CEO’s base salary in the lower quartile of the peer group, coupled with an above-market STIP opportunity to provide market-competitive total cash compensation only if performance exceeds objectives.

The following table summarizes the target STIP opportunities for each NEO and the actual STIP Payments awarded for 2025:

NEO	Target Award (as a % of base salary)	Actual Award ($)	Actual Award (as a % of base salary)
Darren Hall (1)(2)	200%	1,140,823	364%
Greg Smith (3)	115%	396,843	115%
Peter Hardie	90%	535,627	120%
David Schummer (1)(4)	90%	409,622	164%
Daniella Dimitrov (1)(5)	90%	304,315	167%
Susan Toews	80%	368,891	104%

Notes:

1.	For Mr. Hall, Mr. Schummer and Ms. Dimitrov, the information in the table represents pro-rata STIP Payments received as NEOs from July 1, 2025, in respect of Mr. Hall and Mr. Schummer, and August 1, 2025, in respect of Ms. Dimitrov. The percentage of base salary shown is calculated based on pro-rata base salary for the applicable period. Mr. Hall, Mr. Schummer and Ms. Dimitrov, former executives of Calibre, received pro-rata awards from Calibre for the period from January 1, 2025 to June 30, 2025, which amounts are not included in this table.
2.	Mr. Hall was appointed President and COO effective June 17, 2025 and was subsequently appointed CEO effective July 21, 2025.
3.	Mr. Smith’s employment as CEO ended effective July 21, 2025.
4.	Mr. Schummer was appointed EVP, Operations effective June 17, 2025 and was subsequently appointed COO effective July 21, 2025.
5.	Ms. Dimitrov was appointed EVP, Sustainability, People and Strategy effective August 1, 2025 and was subsequently appointed Chief Strategy & Risk Officer effective January 22, 2026.

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2026 Annual Meeting of Shareholders

Long-term Incentive Awards

The Company grants LTI awards under its restricted share unit plan (RSU Plan), which provides for RSUs and PSUs. These awards support the attraction and retention of employees and align management with shareholders by providing an opportunity to participate in the Company’s long-term success.

PSUs vest based on performance objectives established by the Board, upon the recommendation of the CN Committee, linking a portion of long-term compensation to the Company’s long-term performance. RSUs vest based on continued employment over the applicable vesting period and provide retention value.

Under the RSU Plan, the Board, upon recommendation of the CN Committee, determines the terms of LTI awards, including award levels, performance metrics and the mix of PSUs and RSUs. Target LTI award levels for eligible employees are determined based on role, responsibilities and expected contribution to long-term performance and are expressed as a percentage of base salary.

2025

The LTI awards described in this section relate to NEOs who were employed by Equinox Gold before the completion of the Calibre Transaction and who participated in the Company’s LTI program. NEOs who joined Equinox Gold as part of the Calibre Transaction received LTI awards under Calibre’s LTI program for 2025 and are therefore not included in this section. This approach is consistent with the treatment of short-term incentives in 2025, where incentive outcomes were determined under the respective legacy incentive frameworks in place before the Calibre Transaction.

In 2025, LTI awards for NEOs were determined using the following formula:

Base Salary x LTI Target % = LTI Award

For 2025, LTI awards were allocated between RSUs and PSUs, with 50% granted in each form. LTI target percentages and LTI awards are detailed in the following table:

NEO	Base Salary ($)	LTI Target (%)	LTI Award ($)
Darren Hall (1)	-	-	-
Greg Smith (2)	626,639	235%	1,472,603
Peter Hardie	445,716	150%	668,573
David Schummer (1)	-	-	-
Daniella Dimitrov (1)	-	-	-
Susan Toews	355,727	90%	320,154

Notes:

1.	The information in this table represents LTI awards as NEOs of Equinox Gold. Mr. Hall, Mr. Schummer and Ms. Dimitrov, former executives of Calibre, were granted LTI awards by Calibre for 2025, which amounts are not included in this table since they were not paid by the Company but are included in the “Summary Compensation Table” below.
2.	Mr. Smith’s employment as CEO ended effective July 21, 2025.

2026

For 2026, the Board, upon the recommendation of the CN Committee, approved a revised long-term incentive mix for senior executives, including the NEOs, with 75% PSUs and 25% RSUs to increase the proportion of performance-based compensation and reinforce alignment with long-term shareholder value creation. The vesting of PSUs is tied to the achievement of defined operational and financial performance metrics and total shareholder return (TSR) measured against a capital markets peer group.

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2026 Annual Meeting of Shareholders

RSUs and PSUs

The Board considers that RSUs and PSUs are an appropriate mechanism to attract and retain NEOs while aligning their interests with those of shareholders. RSUs provide retention value through time-based vesting, while PSUs link a portion of long-term compensation to performance based on established metrics. RSU awards vest in equal annual instalments over three years, with 33% vesting after one year, 33% after two years and the remaining 34% after three years. PSUs vest three years from the grant date. For PSUs granted in 2026, performance will be assessed annually over the three-year period, with one-third of the award earned in respect of each year based on the metrics set out above. The Company’s CEO is required to hold shares issued upon vesting of any RSU or PSU for 12 months. No other pre-determined hold period following vesting applies.

Under the RSU Plan, the Board has discretion to approve PSU vesting outcomes ranging from 0% to 300% of the number granted. The Board’s practice is to limit the performance multiplier on PSU vesting to 200% of the number granted, such that vesting outcomes for PSUs can range from 0% to 200% of the number of PSUs granted.

For PSU awards granted in 2025 and earlier, performance is measured solely on TSR relative to the S&P Global Gold Index over the applicable performance period, as follows:

Performance Level	TSR Percentile Ranking vs. S&P Global Gold Index	Performance Multiplier (1)
Maximum	75th percentile or above	2.0
Target	60th percentile	1.0
Minimum	30th percentile or below	0.3
	Below 30th percentile	0

Notes:

1.	Payment for actual TSR performance between performance levels is determined on a straight-line basis. The TSR measurement period starts on January 1. Any payout is capped at target if the overall TSR is negative, regardless of performance relative to the index.

Following the year ended December 31, 2025, the CN Committee reviewed the RSU and PSU vesting and performance criteria considering the Company’s refined peer group and broader best practices of top performing mining companies.

On the recommendation of the CN Committee, the Board approved updated performance criteria for PSU awards granted in 2026. The number of PSUs that vest will be determined based on performance metrics established and assessed annually during the three-year performance period. The 2026 performance metrics are based on the Company’s TSR relative to (weighted at 70%) and operating and financial metrics (weighted at 30%).

Stock Options

Equinox Gold Shareholders adopted a stock option plan on July 26, 2018, as amended (Option Plan). In 2020, the Company determined to discontinue granting stock options and did not seek renewal of the Option Plan. The Company’s LTI program now consists of a combination of PSUs and RSUs. As of December 31, 2025, no stock options issued under the Option Plan remained outstanding.

Upon completion of the Calibre Transaction, each option to purchase common shares of Calibre (Calibre Options) was exchanged for an option to acquire Shares (Replacement Options), with the number of Shares underlying such Replacement Options and the applicable exercise price adjusted in accordance with the plan of arrangement. The Replacement Options remain exercisable until the original expiry date of the corresponding Calibre Option and are otherwise governed by, and subject to, the terms of Calibre’s amended and restated long-term incentive plan (Calibre Plan).

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2026 Annual Meeting of Shareholders

In addition, options to purchase common shares of Calibre previously granted under the amended and restated stock option plan of Marathon Gold Corporation (Marathon Legacy Options) continued in accordance with their terms, including their original expiry dates, and became exercisable for the number of Shares determined pursuant to their terms and the plan of arrangement. No further awards may be granted under the Calibre Plan or in respect of the Marathon Legacy Options.

NEO Share Ownership

Many members of the executive team, including the NEOs, have made personal investments in Equinox Gold and hold equity through the Company’s compensation programs. This reinforces alignment with shareholder interests and supports the Company’s culture of executives acting as owners. Insiders currently own approximately 4% of the Company’s outstanding Shares.

The Company maintains a Share Ownership Policy requiring certain senior executives to maintain a minimum level of equity ownership in Equinox Gold to further reinforce alignment with shareholders. The minimum ownership requirements are as follows:

•	CEO: equity ownership with a value equal to three times current annual base salary; and
•	COO and CFO: equity ownership with a value equal to one times current annual base salary.

Each executive is required to achieve the applicable ownership level within five years of the later of (i) adoption of the Share Ownership Policy, or (ii) appointment to their current role. For purposes of determining compliance with the policy, only Shares beneficially owned by the executive are included in the ownership calculation. Unvested RSUs, PSUs and stock options are not included.

Share ownership is valued as follows:

•	Shares beneficially owned at the time of adoption of the Share Ownership Policy are valued based on the closing price on the date of adoption; and
•	Shares acquired after adoption are valued at their acquisition cost.

The table below identifies, for each NEO, the applicable ownership requirement, the executive’s current level of ownership and whether the executive is in compliance with, or within the applicable phase-in period under, the Share Ownership Policy. The table sets out the share ownership levels of the NEOs as at December 31, 2025.

NEO	Base Salary ($)	Ownership Requirement ($)	Ownership Value ($)	Meets Requirement (Yes/No)
Darren Hall (1)	626,639	1,879,918	14,695,051	Yes
Peter Hardie	445,716	445,716	1,139,907	Yes
David Schummer (2)	500,000	500,000	1,334,246	Yes

Notes:

1.	Mr. Hall was appointed President and COO effective June 17, 2025 and was subsequently appointed CEO effective July 21, 2025.
2.	Mr. Schummer was appointed EVP, Operations effective June 17, 2025 and was subsequently appointed COO effective July 21, 2025.

The CN Committee intends to review the Share Ownership Policy in 2026 considering the Company’s refined peer group, increased scale, expanded operational footprint and evolving governance framework, with a view to ensuring continued alignment with market practice and shareholders’ expectations.

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2026 Annual Meeting of Shareholders

Trading Restrictions

Equinox Gold encourages all employees, officers, directors and consultants (together, the Company Personnel) to hold Shares as a long-term investment. Given their relationship with Equinox Gold, Company Personnel may, from time to time, become aware of undisclosed material information relating to Equinox Gold (Inside Information).

To promote compliance with applicable securities laws and maintain the integrity of the capital markets, the Company has adopted an Insider Trading and Use of Inside Information Policy. The policy prohibits trading in the Company’s securities while in possession of Inside Information and imposes blackout periods during which trading is restricted. The policy also requires that Inside Information be kept strictly confidential and prohibits certain transactions, including speculative transactions, short-selling, hedging arrangements or other transactions that offset or limit economic exposure to changes in market value of the Shares.

The policy sets out the Company’s expectations and requirements regarding trading in its securities and is designed to prevent actual or perceived violations of securities laws and to promote responsible share ownership by Company Personnel. A copy of the Insider Trading and Use of Inside Information Policy is available on the Company’s website.

Share Price Performance and Performance Graph

The following graph shows the value of $100 invested in Shares during the five most recently completed financial years from December 31, 2020 to December 31, 2025 compared to similar investments in the S&P Global Gold Index and the S&P TSX Composite Index. The graph also illustrates total annual compensation for our NEOs for each year from January 1, 2021 to December 31, 2025.

Notes:

1.	Total NEO Compensation at December 31, 2025 excludes one-time change of control and transaction payments (see below) and severance payments, and includes compensation paid during 2025 to both the former CEO and the current CEO in his capacity as CEO of Calibre and of the Company for the applicable periods.

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2026 Annual Meeting of Shareholders

Summary Compensation Table

The following table sets out information regarding compensation awarded to, earned by, or paid to each of the NEOs for the years ended December 31, 2025, 2024 and 2023. Except as otherwise noted, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, compensation amounts are presented in U.S. dollars, consistent with the reporting currency used in the Company’s consolidated financial statements.

For former Calibre executives who became NEOs of the Company in 2025, the amounts reported for 2025 include compensation paid by Calibre before completion of the Calibre Transaction and compensation paid by the Company following completion of the Calibre Transaction. Compensation paid by Calibre in prior years is not included.

NEO	Year	Salary	Share-based Awards (8)	Option- based Awards	Non-equity Incentive Plan Compensation	All other compensation (1)	Total Compensation ($)
		($)	($)	($)	($)	($)
Darren Hall (1)(2)	2025	587,548	1,024,077	-	1,658,983	3,446,376	6,716,984
Greg Smith (3)	2025	349,070	1,562,112	-	396,843	2,817,825	5,125,850
	2024	575,035	799,832	-	516,732	13,908	1,905,508
	2023	626,141	2,013,451	-	720,062	6,753	3,366,407
Peter Hardie (4)	2025	445,716	663,985	-	535,627	1,759,390	3,404,718
	2024	409,040	507,689	-	382,476	13,908	1,313,113
	2023	428,205	1,268,432	-	441,129	15,144	2,152,910
David Schummer (1)(5)	2025	408,904	439,328	-	622,959	1,178,497	2,649,688
Daniella Dimitrov (1)(6)	2025	311,589	358,428	-	501,324	1,067,382	2,238,723
Susan Toews (7)	2025	355,727	320,344	-	368,891	1,010,458	2,055,420
	2024	308,623	259,188	-	237,282	13,908	819,001
	2023	315,531	722,293	-	287,133	15,144	1,340,102

Notes:

1.	The information in this table represents full-year compensation for Mr. Hall, Mr. Schummer and Ms. Dimitrov, former executives of Calibre, including compensation received from Calibre prior to, and from the Company following, completion of the Calibre Transaction.
2.	Mr. Hall was appointed President and COO effective June 17, 2025 and subsequently appointed CEO effective July 21, 2025. Mr. Hall received total compensation of $5,212,587 as CEO of Calibre consisting of: (a) $277,343 in salary; (b) $1,024,077 in share-based awards; (c) $518,160 in performance bonus; and (d) $3,393,007 in all other compensation, representing change of control payments from Calibre in connection with the Calibre Transaction and superannuation contributions. Mr. Hall received total compensation of $1,504,397 as an NEO consisting of: (a) $310,205 in salary; (b) $1,140,823 in performance bonus; and (c) $53,370 in all other compensation.
3.	Mr. Smith’s employment as CEO ended effective July 21, 2025. “All Other Compensation” includes termination payments of $2,757,214. See “Employment, Consulting and Management - Termination and Change of Control Benefits” below.
4.	“All Other Compensation” paid to Mr. Hardie includes the payments summarized under “Calibre Transaction Payments” below.
5.	Mr. Schummer was appointed EVP, Operations effective June 17, 2025 and subsequently appointed COO effective July 21, 2025. Mr. Schummer received total compensation of $1,958,399 as COO of Calibre consisting of: (a) $139,985 in salary; (b) $439,328 in share-based awards; (c) $213,337 in performance bonus; and (d) $1,165,749 in all other compensation, representing change of control payments from Calibre in connection with the Calibre Transaction and matching contributions to a 401(k) retirement savings plan. Mr. Schummer received total compensation of $691,289 as an NEO consisting of: (a) $268,919 in salary; (b) $409,622 in performance bonus; and (c) $12,748 in all other compensation.
6.	Ms. Dimitrov was appointed EVP, Sustainability, People and Strategy effective August 1, 2025. Ms. Dimitrov received total compensation of $1,664,887 as CFO of Calibre consisting of: (a) $118,482 in salary; (b) $358,428 in share-based awards; (c) $197,009 in performance bonus; and (d) $990,969 in all other compensation, representing change of control payments from Calibre in connection with the Calibre Transaction. Ms. Dimitrov received total compensation of $573,836 as an NEO consisting of: (a) $193,108 in salary; (b) $304,315 in performance bonus; and (c) $76,414 as other compensation, which included consulting fees received in July 2025.

7.	“All Other Compensation” paid to Ms. Toews includes the payments summarized under “Calibre Transaction Payments” below.
8.	The LTI award value is determined based on the closing price per Share on the TSX on December 31, 2025 of the preceding year. See “LTI Award Values” below. In addition, Calibre granted RSUs to the former Calibre executives on February 26, 2025, at a price of $1.95 per Calibre share, the value of which is shown under “Share Based Awards” for Mr. Hall, Mr. Schummer and Ms. Dimitrov.

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LTI Award Values

The table below shows the grant date value of LTI awards granted to the NEOs. Historically, LTI awards were reported in respect of the prior year of service (for example, awards granted in the first quarter of 2025 were considered compensation for 2024 performance). Beginning in 2026, Equinox Gold will report LTI awards in the year in which the awards are granted. Accordingly, awards granted in the first quarter of 2026 will be reported as 2026 compensation.

The grant date values set out in the table below are provided for illustrative purposes and may differ from the amounts reported in the Summary Compensation Table, which reflect the value of LTI awards determined in accordance with applicable securities regulations.

Compensation Year	Grant Date	Share Based Award	Closing Price at Grant (C$)	Exchange Rate	Award Value (US$) (1)
2025	21-Jan-25	RSUs / PSUs	8.34	0.698	5.82
2024	6-Feb-24	RSUs / PSUs	6.01	0.741	4.45
2023	24-Apr-23	PSUs	6.88	0.738	5.08
2023	12-Jan-23	RSUs / PSUs	5.37	0.747	4.01

Notes:

1.	The number of RSUs and PSUs granted was determined based on the closing price per Share on the TSX on December 31 of the preceding year: $5.03 on December 31, 2024; $4.88 on December 31, 2023; and $3.27 on December 31, 2022.

Calibre Transaction Payments

Any cash payments, accelerated vesting or other compensation arising in connection with the Calibre Transaction are identified separately in this Circular as one-time, transaction-related items. The Board approved these amounts considering transition, retention and fairness considerations associated with the combination and does not view them as part of the Company’s ongoing compensation program.

Calibre had entered into individual employment agreements with certain senior officers, including the NEOs formerly with Calibre, that provided for “change of control” entitlements in the event of a change of control of Calibre together with a change of the CEO, being Mr. Darren Hall. The completion of the Calibre Transaction and Mr. Hall’s initial appointment as COO of Equinox Gold constituted a change of control for purposes of those arrangements. As a result, the former Calibre executives received termination payments in accordance with their employment agreements and all incentive securities held by such executives vested and were settled in accordance with the terms of the transaction, consistent with the treatment of other Calibre securityholders.

Following completion of the Calibre Transaction, the CN Committee considered the impact of the transaction on the executive leadership team of Equinox Gold, including the appointment of former Calibre executives as NEOs of Equinox Gold, changes in reporting relationships and leadership responsibilities, the departure of Mr. Smith as CEO of Equinox Gold and the subsequent appointment of Mr. Hall as CEO.

The CN Committee noted that certain former Calibre executives received contractual change-of-control payments in connection with the Calibre Transaction while continuing in senior leadership roles with Equinox Gold following completion of the transaction. In contrast, certain Equinox Gold executives who remained with the Company did not have comparable change-of-control entitlements under their existing compensation arrangements.

After considering these factors, the CN Committee determined that it was appropriate, from a fairness and retention perspective, to provide certain transaction-related compensation adjustments to certain senior executives who remained with Equinox Gold following completion of the Calibre Transaction, including two of the NEOs, in order to recognize the leadership transition and ensure consistent treatment across the executive team. Accordingly, on the recommendation of the CN Committee, the Board approved the following transaction-related compensation adjustments:

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•	the acceleration of vesting of all unvested RSUs and PSUs (time and performance based) held by Mr. Hardie and Ms. Toews;
•	the expiration of any vested options to purchase common shares of Equinox Gold held by Mr. Hardie and Ms. Toews at the earlier of the expiry date or 12 months following termination of employment; and
•	the following payments: (i) for Mr. Hardie, $1,738,291; and (ii) for Ms. Toews, $987,143.

In connection with such payments, each of Mr. Hardie and Ms. Toews agreed to amendments of their respective employment agreements, to provide that if Equinox Gold terminates their employment before June 17, 2026 for any reason other than Cause (as defined below), Mr. Hardie or Ms. Toews, as applicable, would only be entitled to (i) the minimum notice or pay in lieu under applicable employment legislation; (ii) accrued but unpaid base salary for services rendered; (iii) pro-rated annual target bonus; (iv) pro-rated value of any accrued but unpaid vacation entitlements; and (v) accrued and unpaid expenses required to be reimbursed.

2025 Compensation Mix

The following table sets out the composition of compensation earned by each NEO for 2025, expressed as a percentage of total compensation. One-time transaction-related payments, including change-of-control payments associated with the Calibre Transaction, have been excluded to provide a clearer view of the ongoing compensation structure. Percentages are calculated based on total compensation earned during 2025, excluding such transaction-related items and including all other benefits. Base salary represents fixed compensation and variable/at-risk pay consists of STIP Payments and LTI awards, which are performance-based or subject to multi-year vesting.

	Fixed Pay	Variable / At-Risk Pay		Total Variable/ At-Risk Pay %
NEO	Base Salary %	STIP Payments %	LTI Awards %
Darren Hall (1)	18%	50%	31%	81%
Greg Smith (2)	15%	17%	66%	83%
Peter Hardie	27%	32%	40%	72%
David Schummer (3)	27%	42%	29%	71%
Daniella Dimitrov (4)	25%	40%	29%	69%
Susan Toews	34%	35%	30%	65%

Notes:

1.	Mr. Hall was appointed President and COO effective June 17, 2025 and was subsequently appointed CEO effective July 21, 2025.
2.	Mr. Smith’s employment as CEO ended effective July 21, 2025.
3.	Mr. Schummer was appointed EVP, Operations effective June 17, 2025 and was subsequently appointed COO effective July 21, 2025.
4.	Ms. Dimitrov was appointed EVP, Sustainability, People and Strategy effective August 1, 2025 and was subsequently appointed Chief Strategy & Risk Officer effective January 22, 2026.

LTI Awards

No NEO held unvested RSUs or PSUs as at December 31, 2025. LTI awards held by Mr. Smith were accelerated upon termination of his employment. On July 21, 2025, the CN Committee approved the accelerated vesting of all LTI awards held by Mr. Hardie and Ms. Toews in connection with the Calibre Transaction. See “Calibre Transaction Payments” above. LTI awards held by Mr. Hall, Mr. Schummer and Ms. Dimitrov vested and were paid out upon completion of the Calibre Transaction. Mr. Hall continues to hold the Replacement Options described below.

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NEO	Grant Date	Option-based Awards (1)				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (US$)(2)	Number of Unvested (#)		Market Value of Unvested (US$)(3)
						RSU	PSU	RSU	PSU
Darren Hall	8-Oct-19	522,997	1.72	7-Oct-27	4,715,209	-	-	-	-
	25-Feb-20	90,609	2.80	24-Feb-28	739,855	-	-	-	-
	1-Mar-21	102,983	4.40	1-Mar-29	711,150	-	-	-	-
	27-Feb-23	68,969	2.89	27-Feb-31	558,269	-	-	-	-

Value Vested or Earned During the Year Ended December 31, 2025

The following table shows the value of incentive plan awards that vested and the value of non-equity incentive plan compensation earned by each NEO during the year ended December 31, 2025.

NEO	Option-based Awards Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year (1) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (2) ($)
Darren Hall (3)(7)	-	-	1,140,823
Greg Smith (4)	-	5,762,730	396,843
Peter Hardie	-	3,143,509	535,627
David Schummer (5)(7)	-	-	409,622
Daniella Dimitrov (6)(7)	-	-	304,315
Susan Toews	-	1,705,361	368,891

Notes:

1.	Calculated using the closing price of the Shares on the TSX on the relevant vesting date converted into US dollars at the exchange rate as quoted by S&P Global Market Intelligence on the vesting date.
2.	Amounts shown represent 2025 STIP Payments paid on February 15, 2026.
3.	Mr. Hall was appointed President and COO effective June 17, 2025 and was subsequently appointed CEO effective July 21, 2025.
4.	Mr. Smith’s employment as CEO ended effective July 21, 2025.
5.	Mr. Schummer was appointed EVP, Operations effective June 17, 2025 and was subsequently appointed COO effective July 21, 2025.
6.	Ms. Dimitrov was appointed EVP, Sustainability, People and Strategy effective August 1, 2025 and was subsequently appointed Chief Strategy & Risk Officer effective January 22, 2026.
7.	The Calibre Plan provided for accelerated vesting on change of control and the Calibre Options and RSUs granted to the former Calibre executives vested immediately prior to the closing of the Calibre Transaction. The vested value of such awards is not included in this table.

Options Exercised during the Year Ended December 31, 2025

Mr. Hall exercised certain options to purchase common shares of Calibre prior to the completion of the Calibre Transaction. No other options were exercised by the NEOs during the year ended December 31, 2025.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities are authorized for issuance as of December 31, 2025:

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	Number of securities to be issued upon exercise of outstanding options and rights (1)	Weighted-average exercise price of outstanding options and rights (C$) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3)
	(a)	(b)	(c)
Equity compensation plans approved by Equinox Gold Shareholders	11,346,596	3.99	27,935,027
Equity compensation plans not approved by Equinox Gold Shareholders	-	-	-
Total	11,346,596	3.99	27,935,027

Notes:

1.	Represents the aggregate number of Shares reserved for issuance on the exercise of outstanding options (7,799,608 Shares), the vesting of outstanding time-based RSUs (1,805,802 Shares); and performance-based PSUs assuming maximum performance (1,741,186 Shares). As of December 31, 2025, options to purchase a total of 7,799,608 Shares were outstanding, consisting of 6,088,755 Replacement Options under the Calibre Plan and 1,710,853 Marathon Legacy Options.
2.	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of options outstanding under the Calibre Plan and the Marathon Legacy Options. There is no exercise price associated with the RSUs or PSUs outstanding under the RSU Plan.
3.	Amount represents the aggregate number of Shares remaining available for future grants under the RSU Plan as of December 31, 2025. The RSU Plan provides that a maximum of 5% of the Company’s issued and outstanding Shares may be reserved for issuance thereunder, subject to an overall limit of 10% under all security-based compensation arrangements, with a portion of such Shares remaining subject to TSX approval.

Share-based Awards

Equinox Gold Shareholders adopted the RSU Plan on July 26, 2018 and most recently amended and restated on May 1, 2025 at a meeting of shareholders as a “rolling” plan. Under the amended RSU Plan, the maximum number of Shares issuable shall not exceed 5% of the outstanding Shares, subject to a global limit of no more than 10% of the outstanding Shares under all the Company’s equity incentive plans.

The following is a summary of certain material terms of the amended RSU Plan. All outstanding RSUs and PSUs granted under the RSU Plan are governed by the terms set out in the RSU Plan. A copy of the RSU Plan is available on SEDAR+ and on EDGAR.

•	Eligibility: Employees, consultants, directors and officers Company and its affiliates (Eligible Persons) are eligible for grants under the RSU Plan, as determined by the Board.
•	Vesting: Participants in the RSU Plan receive one Share for each RSU that vests. Certain PSUs are subject to a maximum multiplier of three, such that one PSU may equate to more than one Share upon redemption. The value of the multiplier is subject to performance-based criteria and the fair market value of Shares at the time of redemption.
•	Redemption: Unless redeemed earlier in accordance with the RSU Plan, RSUs or PSUs will be redeemed on a date determined by the Board or the third anniversary of the grant date.
•	Transferability: RSUs and PSUs cannot be transferred or assigned, other than by will or the laws of descent and distribution.
•	Plan Maximum: Subject to the policies of the TSX, the maximum number of Shares that may be issued under the RSU Plan shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis.
•	Shares Available for Issue: As of March 16, 2026, Equinox Gold may grant up to an aggregate of 36,300,165 Shares, being 5% of the outstanding Shares (789,141,211 Shares), less 3,156,895 Shares issuable upon the vesting of previously issued RSUs and PSUs (assuming maximum performance) granted, and subject to an overall limit of 10% under all security-based compensation arrangements.
•	Shares Available for Issue to Insiders: The number of Shares issuable to insiders at any time and within any one year period under the RSU Plan and any other equity compensation plan shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis.

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•	Shares Available for Issue to Directors: The aggregate number of Shares reserved for issuance to directors of the Company shall not exceed 1.0% of the total number of outstanding Shares.
•	Limitation on Grants to Directors: RSUs granted to directors of the Company, in combination with all other equity awards granted to such directors, shall be limited to an annual equity award value of C$150,000 per director.
•	Acceleration on Change of Control: There is no accelerated vesting of RSUs or PSUs in the event of a change of control except as provided for in an Eligible Person’s employment agreement or otherwise at the Board’s discretion.
•	Events Affecting Entitlement: RSUs held by:
•	An Eligible Person (i) that voluntary terminates his or her employment; (ii) whose employment is involuntarily terminated or cause or for reasons other than cause, as applicable; or (iii) resigns as a director of the Company, in each case before a redemption date shall be cancelled without any additional payment in respect of the RSUs so cancelled.
•	A director of the Company that is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Shares equal to the number of RSUs that have vested on such meeting date.
•	An Eligible Person who dies shall, to the extent not already vested, immediately vest.
•	Amendments Without Shareholder Approval: The Board has authority over the administration of the RSU Plan and can make the following amendments to the RSU Plan without shareholder approval:
•	Amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time.
•	Amendments to the provisions of the RSU Plan respecting administration of the RSU Plan.
•	Amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSU may be granted pursuant to the RSU Plan.
•	Amendments to the Plan that are of a “housekeeping” nature.
•	Amendments with Shareholder Approval: The Board can make the following amendments to the RSU Plan, subject to shareholder approval:
•	Increasing the number or percentage of outstanding Shares available for grant under the RSU Plan.
•	Changing the method of calculation of redemption of RSUs or PSUs held by Eligible Persons, including insiders.
•	Amending the non-executive director participation limits.
•	Extending the term of any RSUs or PSUs.
•	Permitting RSUs or PSUs to be transferable or assignable (other than by will or the laws of descent and distribution).
•	Amending the eligibility for participation under the RSU Plan.
•	Removing or exceeding the participation limits for insiders.
•	Cancelling or reissuing any restricted share unit or substitutes restricted share unit with other awards or cash.
•	Amending the amendment provisions of the RSU Plan.

Annual Burn Rate Under Equity Compensation Plans

The following table shows the total number of stock options of Equinox Gold and RSU granted in each of the past three years (to all Eligible Persons), and the potential dilutive effect such awards have, assuming that each is paid out in Shares. The burn rate for a given year is calculated by dividing the number of RSUs and PSUs granted during the year or for performance during that year by the weighted average number of Shares outstanding during the year.

Period (1)	RSU and PSU Granted (2)	Options Granted	Weighted Average Equinox Gold Shares Outstanding
	(Burn Rate)	(Burn Rate)
2025	1,736,059 (0.3%)	0	630,306,129
2024	2,232,432 (0.6%)	0	400,109,698
2023	3,203,791 (1.0%)	0	312,765,516

Notes:

1.	Period includes all Options, RSUs and PSUs granted during the relevant calendar year.

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2.	PSUs are subject to a performance multiplier ranging from 0 to 2.0 such that one PSU may equate to more than one Share upon redemption. The total annual burn rate of the outstanding LTI awards assuming the relevant maximum PSU multiplier granted in each year 2025, 2024 and 2023 is 0.3%, 0.7% and 1.3% respectively.

Employment, Consulting and Management Agreements

Other than the employment agreements listed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or that is payable in respect of services provided to the Company or any of its subsidiaries that were: (a) performed by an NEO or director of the Company; or (b) performed by any other party that provided services that are typically provided by an NEO or director of the Company.

NEO	Title	Effective Date of Employment Agreement (1)	Key Terms of NEO Employment Agreements
Darren Hall	CEO	June 18, 2025

• Duties to be performed by each NEO are prescribed by their respective agreements and roles.

• Indefinite terms.

• Provide for base salary (which may be adjusted annually by the Board), discretionary bonus and extended benefits.

• Provisions for compensation in the event of the termination or in the event of a Change of Control as described under the heading “Termination and Change of Control Benefits” below.

Peter Hardie	CFO	March 10, 2020, as amended on August 18, 2025
David Schummer	COO	September 15, 2025
Daniella Dimitrov	EVP Sustainability, People and Strategy	August 1, 2025
Susan Toews	General Counsel and Corporate Secretary	March 10, 2020, as amended on August 20, 2025

Termination and Change of Control Benefits

At December 31, 2025, the Company had employment agreements in place with each NEO that provide for payments, following or in connection with any termination (whether voluntary, involuntary or for Cause), resignation, retirement, a Change of Control of the Company or its subsidiaries or a change in responsibilities of the NEOs following a Change of Control (each a Termination Event).

For the purposes of this section, “Cause” means:

•	for employment agreements of Mr. Smith and Ms. Toews, circumstances in which the NEO: (i) materially breaches their duties under their employment agreement, including any applicable law, regulation, rule, or Equinox Gold’s written policies and procedures; (ii) engages in conduct that is demonstrably detrimental to the reputation of Equinox Gold; (iii) commits an act of fraud or material dishonesty in connection with their employment under their employment agreement; or (iv) otherwise engages in any act or omission which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee;
•	for the employment agreements of Mr. Hall and Ms. Dimitrov, any act or omission on the part of the NEO that would be considered just cause for termination under the applicable common law in the province where the NEO works; and
•	for the employment agreement of Mr. Schummer, (i) willful and repeated failure to perform duties or contravention in any material respect of specific written lawful directions related to a material duty or responsibility which is directed to be undertaken by Equinox Gold (other than due to physical or mental illness); (ii) except as otherwise prohibited by law, conviction of guilty or nolo contendere plea to, a misdemeanor which is materially and demonstrably injurious to Equinox Gold or any felony; (iii) commission of an act, or a failure to act, that constitutes fraud, gross negligence or willful misconduct (including without limitation, embezzlement, misappropriation or breach of fiduciary duty resulting or intending to result in personal gain at the expense of Equinox Gold); (iv) violation of any applicable laws, rules or regulations or failure to comply with applicable confidentiality, non-solicitation and non-competition obligations to Equinox Gold, corporate code of business conduct or other material policies of Equinox Gold in connection with or during performance of the NEO’s duties to Equinox Gold that could, in Equinox Gold’s opinion, cause material injury to Equinox Gold; and maintain applicable professional licenses or certifications. In the case of a violation or failure under (iv) or (v), if such violation or failure is curable, such violation or failure shall only constitute “Cause” if it is not cured within thirty (30) days after the NEO receive notice thereof.

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For the purpose of this section, “Change of Control” means:

•	any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the Shares or exercises control or direction over fifty percent (50%) or more of the Shares (other than solely involving the Company and one or more of its affiliates); or
•	a sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of the Company other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of the Company; or
•	a change in the composition of the Board occurring at a meeting of Shareholders, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately before such meeting) approving of such change.

The Calibre Transaction did not constitute a Change of Control of the Company. However, on July 21, 2025, on the recommendation of the CN Committee, the Board approved the certain transaction-related compensation payments to Mr. Hardie and Ms. Toews. See “Calibre Transaction Payments” above.

For ease of reference, the table below summarizes for each NEO the circumstances in which severance or other benefits may become payable, the cash multiple payable, the treatment of outstanding equity awards and any material conditions or limitations. This summary should be read together with the detailed narrative and quantified payout table that follows.

As used in the table, Termination Date means the effective date of the termination of the employment of an NEO.

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Control (1)	Death
Severance	None	None	Peter Hardie and Susan Toews(2)

Darren Hall, Greg Smith and Peter Hardie

2 x NEO’s Base Salary plus 2 x NEO’s Annual Target Bonus plus 5% of 2 x NEO’s Base Salary in lieu of benefits

Daniella Dimitrov and Susan Toews

1.5 x NEO’s Base Salary plus 1.5 x NEO’s Annual Target Bonus plus 5% of 1.5 x NEO’s Base Salary in lieu of benefits

David Schummer

1.5x NEO’s Base Salary plus 1.5x NEO’s Incentive Bonus plus 7.5% of 1.5x NEO’s Base Salary in lieu of benefits

None
If terminated before June 17, 2026, none.
If terminated on or after June 17, 2026, 1.5 x NEO’s Base Salary plus 1.5 x NEO’s Annual Target Bonus plus 5% of 1.5 x NEO’s Base Salary in lieu of benefits
Darren Hall, Greg Smith and Daniella Dimitrov
1.5 x NEO’s Base Salary plus 1.5 x NEO’s Annual Target Bonus plus 5% of 1.5 x NEO’s Base Salary in lieu of benefits
David Schummer
1x NEO’s Base Salary
Salary	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date

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Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Control (1)	Death
Annual Incentive Bonus	None	None	None (see “Severance” section above)	None (see “Severance” section above)	Any bonus or incentive that should be awarded as determined under the bonus plan
PSU	Unvested PSU are forfeited	Unvested PSU are forfeited	Unvested PSU are forfeited	Unvested PSU are vested	Unvested PSU are forfeited
RSU	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are vested	Unvested RSU are forfeited
Options	Unvested options are forfeited	Unvested options are forfeited	Dealt with in accordance with plan	Unvested options are vested	Dealt with in accordance with plan
Employee Share Purchase Plan	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO
Benefits	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date

Notes:

1.	Applies to any termination initiated by the Company or where the NEO resigns from the Company within 30 days, or within 60 days in the case of Mr. Schummer and Ms. Dimitrov, of an adverse role change during the 12-month period immediately following a Change of Control.
2.	In connection with the payments discussed under “Calibre Transaction Payments” above, each of Mr. Hardie and Ms. Toews agreed to an amendment of their respective employment agreements, to provide that if the Company terminates their employment prior to June 17, 2026 for any reason other than Cause, Mr. Hardie or Ms. Toews, as applicable, would only be entitled to (i) the minimum notice or pay in lieu under applicable employment legislation; (ii) accrued but unpaid base salary for services rendered; (iii) pro-rated annual target bonus; (iv) pro-rated value of any accrued but unpaid vacation entitlements; and (v) accrued and unpaid expenses required to be reimbursed.

The following table sets out the estimated value of incremental payments, payables, and benefits that each NEO would have been entitled to receive had they been terminated effective December 31, 2025:

NEO (1)	Termination Event
	Termination Without Cause ($)	Change of Control ($)
Darren Hall	2,866,876	3,822,501
Peter Hardie (2)	1,303,718	1,738,291
David Schummer	537,500	1,481,250
Daniella Dimitrov	1,278,782	1,278,782
Susan Toews (2)	987,143	987,143

Notes:

1.	In connection with Greg Smith’s employment as CEO ending, effective July 21, 2025, on the recommendation of the CN Committee, the Board approved (i) the acceleration of all unvested RSUs and PSUs (time and performance based) held by Mr. Smith; (ii) the expiration of any vested options held by Mr. Smith at the earlier of the expiry date or 12 months following termination; and (iii) a payment of (a) $2,762,044 as severance, (b) $397,538 as the pro-rata 2025 STIP Payment.
2.	In connection with the payments discussed under “Calibre Transaction Payments” above, each of Mr. Hardie and Ms. Toews agreed to an amendment of their respective employment agreements to provide that if Equinox Gold terminates their employment prior to June 17, 2026 for any reason other than Cause, Mr. Hardie or Ms. Toews, as applicable, would only be entitled to (i) the minimum notice or pay in lieu under applicable employment legislation; (ii) accrued but unpaid base salary for services rendered; (iii) pro-rated annual target bonus; (iv) pro-rated value of any accrued but unpaid vacation entitlements; and (v) accrued and unpaid expenses required to be reimbursed.

Pension Plan Benefits

The Company does not maintain any pension, retirement benefit or deferred compensation plans.

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DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and considering the duties and responsibilities of the Company’s directors, both at the Board level and the committee level. The Company’s approach to director compensation is based on being in line with the median of director compensation of its peer group selected prior to the Calibre Transaction. In 2025 the total was weighted evenly between cash and equity compensation (subject to plan limits) to reinforce the Company’s culture of share ownership. Executive directors are not paid for their services as directors. Non-executive directors are paid for their services as directors through an annual retainer. Non-executive director compensation is not performance based and they do not participate in the compensation programs established for management. The following table details the retainer and meeting fee structure for non-executive directors for the 2025 and 2026 calendar years.

Type	Amount 2025 ($)	Amount 2026 ($)
Annual Board Chair Retainer (1)	281,678	295,103
Annual Board Retainer (Non-Chair, Non-Employee) (1)	150,000	165,000
Audit Committee Chair Retainer (2)	24,000	24,000
Compensation and Nomination Committee Chair Retainer (2)	20,000	20,000
Environment, Social and Governance Committee Chair Retainer (2)	16,000	16,000
Committee Member Retainer (Non-Chair) (2)	12,000	12,000
Lead Director Retainer	-	25,000

Notes:

1.	In 2025, annual retainers were paid 50% in cash and 50% in equity, quarterly in arrears. In 2026, the equity retainer for non-executive directors was increased from $75,000 to $90,000 thereby changing the weighting between cash and equity retainers. The cash portion of the annual retainer may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director. The remaining half is paid by way of RSU (in accordance with the Equinox Gold RSU plan (as defined below)). The actual amounts of any DSU and RSU awarded will vary depending on the share price at the time of grant.
2.	Committee retainers are paid in cash, quarterly in arrears, in addition to the annual retainer. The committee retainers may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
3.	Mr. Beaty’s annual retainer is granted in C$ and has been converted into US$ at an exchange rate of C$1 = US$0.70 for 2025, and C$1 = US$0.73 for 2026.

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which the director is elected or re-elected and ending on the date immediately before the date of our next annual meeting of shareholders.

The following table sets out all amounts of compensation earned by the non-executive directors for their services during the 2025 calendar year.

Director Name	Fees Earned (1) ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ross Beaty	185,806	109,298	-	-	-	-	295,103
Maryse Bélanger (2)	96,538	75,000	-	-	-	-	171,538
Lenard Boggio	99,000	75,000	-	-	-	-	174,000
Marshall Koval	87,000	75,000	-	-	-	-	162,000
Trudy Curran (3)	99,000	75,000	-	-	-	-	174,000
Blayne Johnson (4)	46,846	40,685	-	-	-	-	87,531
Omaya Elguindi (4)	51,154	40,685	-	-	-	-	91,839
Mike Vint (4)	46,846	40,685	-	-	-	-	87,531
Douglas Forster (4)	46,846	40,685	-	-	-	-	87,531
Dr. Sally Eyre (5)	44,107	75,000	-	-	-	-	119.107
Gordon Campbell (5)	45,964	75,000	-	-	-	-	120,964

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Notes:

1.	Fees may be paid 100% in cash; 100% by way of DSU (in accordance with the Equinox Gold DSU Plan); or partly in cash and partly in DSU, as elected by the relevant director.
2.	Ms. Bélanger was a member of the Company’s Compensation and Nomination Committee for the period of January 1, 2025 to May 8, 2025.
3.	Ms. Curran ceased to be a member of the Company’s Environment, Social and Governance Committee effective June 17, 2025, and was appointed to the Company’s Compensation and Nomination Committee on the same date.
4.	Mr. Johnson, Ms. Elguindi, Mr. Vint and Mr. Forster were appointed to the Board following completion of the Calibre Transaction, effective June 17, 2025.
5.	Dr. Eyre and Mr. Campbell resigned from the Board following completion of the Calibre Transaction, effective June 17, 2025.

The following table provides information regarding the incentive plan awards outstanding for each non-executive director at December 31, 2025.

Name	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (1) (US$)	Number of Unvested RSU (#)	Market Value of Unvested RSU (2) (US$)
Ross Beaty	21-Jan-25	-	-	-	-	17,985	252,791
	6-Feb-24(4)	-	-	-	-	12,563	176,581
	12-Jan-23(3)	-	-	-	-	36,765	516,757
	20-Jan-22(3)	-	-	-	-	16,216	227,927
	15-Jan-21(3)	-	-	-	-	3,766	52,934
	30-Mar-20(3)	-	-	-	-	11,536	162,146
Maryse Bélanger	21-Jan-25	-	-	-	-	12,876	180,981
	6-Feb-2024	-	-	-	-	8,506	119,558
Lenard Boggio	21-Jan-25	-	-	-	-	12,876	180,981
	6-Feb-24	-	-	-	-	8,506	119,558
	15-Jan-21(3)	-	-	-	-	6,294	88,466
Marshall Koval	21-Jan-25	-	-	-	-	12,876	180,981
	6-Feb-24(4)	-	-	-	-	8,505	119,543
	12-Jan-23(3)	-	-	-	-	8,642	121,469
Trudy Curran	21-Jan-25	-	-	-	-	12,876	180,981
	7-Aug-24(3)	-	-	-	-	4,809	67,594
Blayne Johnson (6)	13-Aug-25(5)	-	-	-	-	5,968	83,884
	27-Feb-23	62,692	2.89	27-Feb-31	749,161	-	-
	28-Feb-22	5,111	3.55	28-Feb-30	58,618	-	-
	8-Oct-19	1,045,994	1.72	7-Oct-27	13,391,223	-	-
Omaya Elguindi (6)	13-Aug-25(5)	-	-	-	-	5,968	83,884
Mike Vint (6)	13-Aug-25(5)	-	-	-	-	5,968	83,884
	27-Feb-23	41,795	2.89	27-Feb-31	499,445	-	-
	28-Feb-22	22,131	3.55	28-Feb-30	253,820	-	-
	24-Jun-21	208,360	5.35	24-Jun-29	2,116,393	-	-
Douglas Forster (6)	13-Aug-25(5)	-	-	-	-	5,968	83,884
	27-Feb-23	62,692	2.89	27-Feb-31	749,161	-	-
	28-Feb-22	5,111	3.55	28-Feb-30	58,618	-	-
	8-Oct-19	1,045,994	1.72	7-Oct-27	13,391,223	-	-
Dr. Sally Eyre (7)	-	-	-	-	-	-	-
Gordon Campbell (7)	-	-	-	-	-	-	-

Notes:

1.	Calculated using the closing price of Equinox Gold’s Shares on the TSX on December 31, 2025 of C$19.29 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.37, as quoted by S&P Global Market Intelligence on December 31, 2025. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of the Shares on the date of exercise.
2.	Calculated by multiplying the number of RSU/PSU by the closing price of Equinox Gold’s Shares on the TSX on December 31, 2025 of C$19.29. The amount is then converted at an exchange rate of US$1.00 = C$1.37, as quoted by S&P Global Market Intelligence on December 31, 2025. The actual value realized will depend on the price of the Shares on the date of vesting and the achieved performance when applicable.
3.	Director has elected to defer vesting of the applicable RSU.

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2026 Annual Meeting of Shareholders

4.	Director has elected to defer vesting of 50% of the applicable RSU. The remaining 50% is unvested.
5.	Mr. Johnson, Ms. Elguindi, Mr. Vint, and Mr. Forster were appointed to the Board following completion of the Calibre Transaction, effective June 17, 2025, and were granted RSUs on August 13, 2025.
6.	Mr. Johnson, Mr. Vint, and Mr. Forster continue to hold Replacement Options.
7.	Dr. Eyre and Mr. Campbell resigned from the Board following completion of the Calibre Transaction, effective June 17, 2025, and do not hold any share-based awards as at December 31, 2025.

Value Vested or Earned During the Year Ended December 31, 2025

Name	Option-based Awards Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($) (1)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Ross Beaty	-	194,076	-
Maryse Bélanger	-	108,190	-
Lenard Boggio	-	108,190	-
Marshall Koval	-	108,190	-
Trudy Curran	-	31,351	-
Blayne Johnson (2)	-	-	-
Omaya Elguindi (2)	-	-	-
Mike Vint (2)	-	-	-
Douglas Forster (2)	-	-	-
Dr. Sally Eyre (3)	-	240,126	-
Gordon Campbell (3)	-	240,126	-

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars at the exchange rate quoted by S&P Global Market Intelligence on the vesting date.
2.	Mr. Johnson, Ms. Elguindi, Mr. Vint, and Mr. Forster were appointed to the Board following completion of the Calibre Transaction, effective June 17, 2025.
3.	Dr. Eyre and Mr. Campbell resigned from the Board following completion of the Calibre Transaction, effective June 17, 2025.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

OTHER INFORMATION

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold’s annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2025, is available on SEDAR+, on EDGAR and on the Company’s website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR+, on EDGAR and on the Company’s website.

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Company’s annual information form most recently filed on SEDAR+ and on EDGAR (the Equinox Gold AIF) includes a description of the Company’s Audit Committee, its composition, fees paid to external auditor and related matters under the heading “Audit Committee”. A copy of the Audit Committee charter setting out the committee’s mandate and responsibilities is attached as “Appendix “A” – Audit Committee Charter” to the Equinox Gold AIF. The Equinox Gold AIF is available for viewing on SEDAR+, on EDGAR and on the Company’s website.

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2026 Annual Meeting of Shareholders

Shares and Principal Shareholders

The Company is authorized to issue an unlimited number of Shares without par value. As of the Record Date, there were 789,141,211 Shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and NEOs of the Company, except as noted below, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Name	Number of Shares (1) (2)	Percentage of Outstanding Shares
VanEck Associates Corporation	85,201,939	10.85%

Notes:

1.	As at December 31, 2025.
2.	Source: Schedule 13G filed by VanEck Associates Corporation on February 13, 2026.

Normal Course Issuer Bid

On February 26, 2026, subsequent to approval by the Board, Equinox Gold’s plan to commence a normal course issuer bid (NCIB) was approved by the TSX. The NCIB allows for the purchase, for cancellation, of up 39,414,095 Shares, representing approximately 5% of the issued and outstanding Shares, being 788,281,919 Shares as of February 18, 2026. The NCIB commenced on March 2, 2026 and ends on the earlier of March 1, 2027 and the date on which the Company reaches the maximum purchases permitted under the NCIB. The actual number of Shares to be purchased under the NCIB and the timing of any such purchases will be determined by management of the Company based on market conditions, share price, best use of available cash, and other factors as determined from time to time. As of March 23, 2026, the Company had repurchased a total of 307,100 Shares.

Subject to certain restrictions, the Company may use the program at its discretion when it believes the current market price of its shares does not reflect their intrinsic value and that purchasing its own Shares is consistent with the objective of creating long term shareholder value. Under the NCIB, purchases will be made through the facilities of the TSX, the NYSE American LLC and/or permitted alternative trading systems in Canada and the U.S. at prevailing market prices or such other prices as permitted under the rules and policies of the TSX and the NYSE American, as applicable, and applicable securities laws. All Shares purchased by the Company under the NCIB will be cancelled. Daily purchases on the TSX under the NCIB will be limited to a maximum of 660,178 Shares, representing 25% of 2,640,714, the average daily trading volume of the Shares on the TSX for the six months ending January 31, 2026, subject to any purchases made pursuant to the block purchase exception.

In connection with the NCIB, Equinox Gold entered into an automatic share purchase plan (ASPP) with a broker in order to facilitate repurchases of Shares pursuant to the NCIB. The ASPP is intended to facilitate repurchases of Shares at times under the NCIB when the Company would ordinarily not be permitted to make purchases due to regulatory restriction or customary self-imposed blackout periods. Purchases may be made under the ASPP during black-out periods, unless otherwise paused in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by Equinox Gold. The ASPP will constitute an “automatic securities purchase plan” under applicable securities laws and has been entered into in accordance with the requirements of the TSX. It will terminate when the NCIB expires, unless terminated earlier in accordance with its terms. All purchases of Shares made under the ASPP will be included in determining the number of Shares purchased under the NCIB. Outside of pre-determined blackout periods, Shares may be purchased under the NCIB based on management’s discretion.

Shareholders may obtain a copy of the Company’s Notice of Intention filed with the TSX (Form 12), without charge, by contacting the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International.

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2026 Annual Meeting of Shareholders

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers at any time since January 1, 2025, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees of the Company or any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company was not indebted to any of its directors, officers or employees during 2025.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2025, or in any proposed transaction, that has materially affected or will materially affect the Company or any of our subsidiaries.

Shareholder Rights

Under the BCBCA, eligible Shareholders have the right to submit shareholder proposals for consideration at an annual meeting and, if the applicable statutory ownership threshold is satisfied, to requisition a meeting of shareholders. Shareholders wishing to submit a proposal or discuss the procedural requirements applicable to the requisition of a meeting should contact the Corporate Secretary sufficiently in advance of the Company’s next annual meeting.

Additional Information

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold’s annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2025, is available on SEDAR+, on EDGAR and on the Company’s website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR+, on EDGAR and on the Company’s website.

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